FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

04038431

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, October 15, 2004, Series 2004-RES1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117349
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 12, 2004

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________

Name: Matthew R. Bollo

Title: Assistant Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Citigroup Global Markets Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Citigroup Global Markets Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Citigroup Global Markets Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. In addition, prospective purchasers of the privately placed certificates are referred to the final private placement memorandum relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. A final prospectus and prospectus supplement and a final private placement memorandum may be obtained by contacting the Citigroup Global Markets Inc. Mortgage Trading Desk at (212) 723-6217.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please immediate notify the sending party by telephone and return the original to such party by mail.

Citigroup Mortgage Loan Trust Asset-Backed Certificates,

citigroup

Series 2004-RES1

Approximate Total Offered Size: $229,751,000

Citigroup Global Markets Realty Corp.
Seller

Litton Loan Servicing LP
Servicer

Citigroup Mortgage Loan Trust, Inc.
Depositor

Tranche	Amount[1]	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)
OFFERED CERTIFICATES					
Class A-2	146,190,000	Floating / Senior	[ ]% (2)	AAA / Aaa	2.58 / 2.81
Class M-1	21,726,000	Floating / Mezz	[ ]% (2)	AAA / Aa1	5.15 / 5.70
Class M-2	14,038,000	Floating / Mezz	[ ]% (2)	AA+ / Aa2	5.12 / 5.66
Class M-3	13,370,000	Floating / Mezz	[ ]% (2)	AA / Aa3	5.10 / 5.62
Class M-4	10,696,000	Floating / Mezz	[ ]% (2)	A+ / A1	5.09 / 5.58
Class M-5	10,361,000	Floating / Mezz	[ ]% (2)	A / A2	5.08 / 5.54
Class M-6	6,685,000	Floating / Mezz	[ ]% (2)	A / A3	5.07 / 5.50
Class M-7	6,685,000	Floating / Mezz	[ ]% (2)	A- / Baa1	5.07 / 5.46
NON-OFFERED CERTIFICATES					
Class A-1[3]	401,971,000	Floating /	[ ]% (2)	AAA/Aaa	2.58 / 2.81
Class M-8	3,343,000	Floating / Mezz	[ ]% (2)	BBB+ / Baa2	5.07 / 5.42
Class M-9	7,353,000	Floating / Mezz	[ ]% (2)	BBB / Baa2	5.06 / 5.35
Class M-10	3,342,000	Floating / Mezz	[ ]% (2)	BBB / Baa3	5.05 / 5.26
Class M-11	6,685,000	Floating / Mezz	[ ]% (2)	BBB / Ba1	5.05 / 5.14
Class M-12	1,672,000	Floating / Mezz	[ ]% (2)	BBB- / NR	4.99 / 4.99

(1) Certificate sizes are subject to change (+/- 10%)

(2) The Class A-1 and Class A-2 Certificates will bear interest at variable rates, and their respective margins will increase by 2x following the Optional Termination Date; Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11 and Class M-12 Certificates will bear interest at variable rates and their margins will increase by 1.5x following the Optional Termination Date

(3) The Class A-1 Certificates will receive the benefit of a Certificate Insurance Policy issued by XL Capital Assurance Inc.

Transaction Overview:

Sole Manager: **Citigroup Global Markets, Inc**
Rating Agencies: S&P / Moody's
Trustee: Deutsche Bank National Trust Co.

Expected Pricing Date: October 8, 2004
Expected Settlement Date: October 15, 2004

For Further Information:

Mortgage Finance
Phil Seares (212) 723-1145
Perry DeFelice (212) 723-1153
Robert Murphy (212) 723-1146

MBS Trading
Jim De Mare (212) 723-6217
Matthew Cherwin (212) 723-6217

MBS Structuring
Mike Leung (212) 723-6325
Adrian Wu (212) 723-6406

*All numbers are preliminary and subject to change.

TRANSACTION SUMMARY

Title of Securities:	Citigroup Mortgage Loan Trust, Series 2004-RES1
Offered Certificates:	Approximately $146,190,000 senior floating-rate Certificates (Class A-2 Certificates) and approximately $83,561,000 mezzanine Certificates (the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates)
Non-Offered Certificates:	Class A-1, Class M-8, Class M-9, Class M-10, Class M-11, Class M-12, Class CE, Class P, and Class R Certificates
Class A Certificates:	Class A-1 and A-2 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11 and Class M-12 Certificates
Group I Certificates:	Class A-1 Certificates
Group II Certificates:	Class A-2 Certificates
Seller:	Citigroup Global Markets Realty Corp.
Originator:	ResMAE, LLC
Servicer:	Litton Loan Sevicing, LLP
Depositor:	Citigroup Mortgage Loan Trust, Inc.
Trustee:	Deutsche Bank National Trust Company
Certificate Insurer:	XL Capital Assurance Inc. The Certificate Insurer will issue a financial guaranty insurance policy for the benefit of the Class A-1 Certificates only (the "Certificate Insurance Policy"). The Certificate Insurer will guarantee that the Insured Certificates will receive timely interest distributions and ultimate payment of principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.
Closing Date:	On or about October 15, 2004
Collateral Selection Date:	September 20, 2004
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing November 26, 2004.
Cut-off Date:	October 1, 2004
Payment Delay:	The Offered Certificates have a 0 day delay
Day Count:	The Offered Certificates are Actual/360
Servicing Fee Rate:	0.50% per annum
Trustee Fee Rate:	0.0100% per annum
Administrative Fee Rate:	Servicing Fee Rate and Trustee Fee Rate
Denomination:	$25,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	All Classes will NOT be SMMEA eligible.
ERISA Eligibility:	The Class A Certificates may be ERISA eligible. All other classes of certificates will not be ERISA eligible.
Tax Status:	The Offered Certificates will be treated as REMIC regular interests for federal income tax purposes.

STRUCTURE SUMMARY

Structure: Senior/Subordinate/Overcollateralization Structure

Pricing Speed: 2.0% to 20% CPR for months 1 to 10 and 20% CPR thereafter on the Fixed-Rate Mortgage Loans
27% CPR on the Adjustable-Rate Mortgage Loans

Mortgage Pool: As of the Collateral Selection Date, the Mortgage Pool consists of 3,710 fixed rate and adjustable-rate, closed end mortgage loans, secured by 1st and 2nd lien, level pay and balloon mortgages on primarily 1-4 family properties with an approximate outstanding principal balance of $668,489,563.89 as of the Cutoff Date.

The Group I Mortgage Loans will represent approximately 2,982 fixed and adjustable-rate Mortgage Loans with principal balances that conform to Freddie Mac and Fannie Mae loan limits totaling approximately $490,209,180.21 and the Group II Mortgage Loans will represent approximately 728 fixed and adjustable-rate Mortgage Loans with principal balances which may or may not conform to Freddie Mac and Fannie Mae loan limits totaling approximately $178,280,383.68.

Pass-Through Rate:

- The monthly Pass-Through Rate for the Class A and Class M Certificates on each Distribution Date is the lesser of:
  - (1) the Formula Rate
  - (2) the related Net WAC Cap for that Distribution Date
- The Formula Rate for the Class A and Class M Certificates is as follows:
  - *On or prior to the Optional Termination Date:* 1-Month LIBOR plus a margin, which will be set at pricing for the Class A and Class M Certificates.
  - *After the Optional Termination Date:* 1-Month LIBOR plus 2x the margin for the Class A Certificates and 1-Month LIBOR plus 1.5x the margin for the Class M Certificates.

Principal Payments for Class A Certificates: Prior to the Stepdown Date or if a Trigger Event occurs, the Class A Certificates will receive ALL of the principal collected on the related mortgage loans plus any Excess Interest from the mortgage loans required to build to or maintain the applicable Targeted Overcollateralization Amount.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal distributed to the Class A Certificates will be an amount such that the Class A Certificates will have 36.00% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial credit support).

Principal Payments for Class M Certificates: The Class M Certificates will NOT receive any principal distributions prior to the Stepdown Date unless the aggregate certificate principal balance of the Class A Certificates has been reduced to zero.

Thereafter (assuming no Trigger Event is in effect), principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Principal Remittance Amount: For any Distribution Date, the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

STRUCTURE SUMMARY *(Continued)*

Group I Principal Remittance Amount:

For any Distribution Date, an amount equal to the aggregate of:

(i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans actually received or advanced on or prior to the related Determination Date;

(ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the related Prepayment Period; and

(iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period net of reimbursements, including reimbursements to the trustee and the master servicer, to the extent applied as recoveries of principal on the Group I Mortgage Loans

Group II Principal Remittance Amount:

For any Distribution Date, an amount equal to the aggregate of:

(i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans actually received or advanced on or prior to the related Determination Date;

(ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the related Prepayment Period; and

(iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period net of reimbursements, including reimbursements to the trustee and the master servicer, to the extent applied as recoveries of principal on the Group II Mortgage Loans

Optional Termination:

10% cleanup call based on the Cut-off Date Principal Balance of the mortgage loans. The Class CE holder (so long as such holder is not the Seller or an affiliate of the Seller) shall have the right to exercise the clean-up call. If the cleanup call is exercised, the holders of the Class A and Class M Certificates are entitled to:

- Outstanding certificate principal balance of the Class A and Class M Certificates
- Current interest accrued on such balance at the related Pass-Through Rate
- Interest previously earned but not paid (if any)
- "LIBOR Carryover Amount" (if any)

Group I Net WAC Cap:

The per annum rate equal to the weighted average of the net mortgage rates of the Mortgage Loans in the related loan group and with respect to the Class A-1 Certificates minus the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Group II Net WAC Cap:

For any Distribution Date, the Group II Net WAC Cap will equal the weighted average net mortgage rates of the Group II Mortgage Loans. The Group II Net WAC Cap is subject to an adjustment based on the actual number of days that have elapsed in the related Interest Accrual Period.

STRUCTURE SUMMARY *(Continued)*

Subordinate Net WAC Cap: For any Distribution Date, the Subordinate Net WAC Cap will equal the weighted average net mortgage rates of the Mortgage Loans weighted in proportion to the results of subtracting from the aggregate principal balance of each related loan group the current principal amount of the related Class A Certificates. The Subordinate Net WAC Cap is subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Net Mortgage Interest Rate: For each Mortgage Loan the applicable Mortgage Interest Rate less the Administrative Fee Rate

LIBOR Carryover Amount: If on any Distribution Date, the Pass-Through Rate for the Class A and Class M Certificates is limited by the related Net WAC Cap, the excess of (i) the amount of interest the Class A and Class M Certificates would have accrued for such Distribution Date based on its respective Formula Rate, over (ii) the amount of interest the Class A and Class M Certificates accrued for such Distribution Date based on the related Net WAC Cap, together with the undistributed portion of any such excess from prior Distribution Dates plus interest accrued thereon.

Interest Carry Forward Amount: As of any Distribution Date the sum of:

(x) the excess, if any, of the Accrued Certificate Interest and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate on the basis of the actual number of days elapsed since the prior Distribution Date.

Excess Interest: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates, (ii) the premium and reimbursements payable to the Certificate Insurer and (iii) the principal remittance amount.

Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, and
- (ii) the overcollateralization amount, in each case before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the Pool Balance as of the last day of the related Due Period.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable there from to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Servicer in respect of prepayment interest shortfalls for the related period.

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the sum of outstanding certificate principal balance of the Class A and Class M Certificates and (ii) the sum of the Principal Remittance Amount and any Excess Interest allocable to principal in order build to or maintain the Targeted Overcollateralization Amount less any Overcollateralization Release Amount.

Class A-1 Certificate Principal Distribution Amount:

With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group I Mortgage Loans. With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, an amount, not less than zero, equal to the excess of (i) the outstanding certificate balance of the Group I Certificates over (ii) the lesser of (a) approximately 64.00% of the outstanding principal balance of the Group I Mortgage Loans on the last day of the related Due Period and (b) the outstanding principal balance of the Group I Mortgage Loans on the last day of the related Due Period minus $2,451,045.90.

Class A-2 Certificate Principal Distribution Amount:

With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group II Mortgage Loans. With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, an amount, not less than zero, equal to the excess of (i) the outstanding certificate principal balance of the Group II Certificates over (ii) the lesser of (a) approximately 64.00% of the outstanding principal balance of the Group II Mortgage Loans on the last day of the related Due Period and (b) the outstanding principal balance of the Group II Mortgage Loans on the last day of the related Due Period minus the $891,401.92.

Class M Certificate Principal Distribution Amount:

For each Class M Certificate with respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding certificate principal balance of the Class A Certificates and the Class M Certificates with higher distribution priority after distribution of all more senior Principal Distribution Amounts on the related Distribution Date and (b) the outstanding certificate principal balance of the respective Class M Certificates over (ii) the lesser of (a) approximately 100% minus 2X the respective Class M Certificate's initial credit enhancement percentage of the outstanding principal balance Mortgage Loans on the last day of the related Due Period and (b) the outstanding principal balance of the Mortgage Loans on the last day of the related Due Period minus $3,342,447.82.

Payment Priority:

On each Distribution Date, Available Funds will be distributed as follows:

1. To pay the certificate guaranty insurance premium for the Insured Certificates from the related loan group.
2. To pay interest on the Class A Certificates, on a pro-rata basis based on the entitlement of each such class, including any accrued unpaid interest from a prior Distribution Date, (first from the related loan group, then from the other loan group if necessary), and then, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially.
3. To pay the Certificate Insurer any previously unreimbursed payments made by it under the Certificate Insurance Policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement (other than as provided below).
4. Prior to the Stepdown Date or if a Trigger Event is in effect:
   a) To pay the Class A-1 Certificate Principal Distribution Amount to the Class A-1 Certificates and the Class A-2 Certificate Principal Distribution Amounts to the A-2 Certificates, respectively, until each such class is reduced to zero.
   b) To pay the Certificate Insurer, from the Group I Mortgage Loans, any previously unreimbursed payments made by it under the Certificate Insurance Policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement.
   c) To the extent of any shortfall in a) above, to pay principal to the Class A Certificates in amount equal to each respective group's senior portion of Excess Interest until

each such class has reached its initial credit support.

d) From remaining Excess Interest and from any remaining Principal Remittance Amount, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Class A Certificate Principal Balances to zero in the following order of priority:
   - Group I Certificates
   - Group II Certificates

e) To pay the Principal Distribution Amount to the Class M Certificates sequentially until each such class has been reduced to zero.

5. On or after the Stepdown Date and if a Trigger Event is not in effect:

a) To pay the Class A-1 and Class A-2 Principal Distribution Amounts to the Class A-1 and Class A-2 Certificates, respectively, as defined above until each such class has been reduced to zero.

b) To the extent of any shortfall in a) above, from remaining Excess Interest and from any remaining Principal Remittance Amount, if any, to the Class A Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balances of the Class A Certificates to the extent necessary to maintain the required Overcollateralization Target Amount in the following order of priority:
   - Group I Certificates
   - Group II Certificates

c) To pay the respective Class M Principal Distribution Amount, sequentially until each such class is reduced to zero.

6. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount in the following order of priority:
   - Class A Certificates, as detailed in the Pooling and Servicing Agreement
   - Class M Certificates, sequentially
7. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates, sequentially.
8. From Excess Interest, if any, to pay the Libor Carryover Amounts on the Class A, and Class M Certificates in the same order of priority as described in 2 above.
9. To pay any remaining amount to the Class CE and R in accordance with the Pooling and Servicing Agreement.

citigroup

CREDIT ENHANCEMENT SUMMARY

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, and

(ii) the later to occur of:

(x) the Distribution Date in November 2007 and

(y) the first Distribution Date on which the Senior Enhancement Percentage equals twice its initial amount

Trigger Event [Pending Rating Agency Approval]:

On a Distribution Date, a Trigger Event will be in effect if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date Percentage	Percentage
November 2007 to October 2008	[4.00%]
November 2008 to October 2009	[6.00%]
November 2009 to October 2010	[7.75%]
November 2010 and thereafter	[8.75%]

(ii) If the three-month rolling average of 60+ Day Delinquent Loans equals or exceeds [41.7%] of the Senior Enhancement Percentage.

60+ Day Delinquent Loan:

The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage as specified in the Pooling and Servicing Agreement of the Credit Enhancement Percentage for the most senior class of Certificates then outstanding

CREDIT ENHANCEMENT SUMMARY *(Continued)*

Credit Enhancement: Credit Enhancement will be provided by:

- Excess Interest
- Overcollateralization
- Subordination
- Certificate Insurance Policy for Class A-1 Certificate

Initial Credit Support*		On or After Stepdown Date*	
Class	Percentage**	Class	Percentage*
A	18.00%	A	36.00%
M-1	14.75%	M-1	29.50%
M-2	12.65%	M-2	25.30%
M-3	10.65%	M-3	21.30%
M-4	9.05%	M-4	18.10%
M-5	7.50%	M-5	15.00%
M-6	6.50%	M-6	13.00%
M-7	5.50%	M-7	11.00%
M-8	5.00%	M-8	10.00%
M-9	3.90%	M-9	7.80%
M-10	3.40%	M-10	6.80%
M-11	2.40%	M-11	4.80%
M-12	2.15%	M-12	4.30%

** Includes Overcollateralization*

***Approximate*

Overcollateralization: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates, after giving effect to distributions to be made on such Distribution Date.

Overcollateralization Deficiency: As of any Distribution Date, the excess, if any, of:

(x) the Targeted Overcollateralization Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the aggregate Certificate Principal Balance of all classes of Certificates.

CREDIT ENHANCEMENT SUMMARY *(Continued)*

Targeted Overcollateralization Amount:

As of any Distribution Date:

(x) Prior to the Stepdown Date, approximately 2.15% of the sum of the aggregate principal balance of the Mortgage Loans on the Cut-Off Date, and

(y) on and after the Stepdown Date, the greater of:

(i) 4.30% of the sum of the then current aggregate outstanding principal balance of the Mortgage Loans on the last day of the related due period, and

(ii) $3,342,447.82

Overcollateralization Release Amount:

With respect to any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, the lesser of:

(x) the Principal Remittance Amount for such Distribution Date and

(y) the excess, if any, of:

(i) the overcollateralization amount for such Distribution Date, assuming that 100% of the Principal Remittance Amount is applied as a principal payment on the Certificates on such Distribution Date, over

(ii) the Targeted Overcollateralization Amount for such Distribution Date

With respect to any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Release Amount will be zero.

Allocation of Losses/ Subordination:

Realized losses on the mortgage loans will be applied:

- First to reduce the Excess Interest and overcollateralization amount
- Then to the Certificates in the following order of priority:

  (i) to the Class M Certificates, reverse sequentially, until each such class has been reduced to zero

Advances:

Subject to certain limitations, the Servicer must advance delinquent payments of principal and interest on the mortgage loans.

The Servicer will NOT make any Advances of principal with respect to:

- REO Properties (interest only will be advanced)
- 2nd Lien Loans (interest only will be advanced)

Compensating Interest:

The Servicer is obligated to offset any Prepayment Interest Shortfall on prepayments in full on any Distribution Date, with Compensating Interest to the extent of one-half of its Servicing Fee for each Distribution Date.

Sensitivity Analysis - To Optional Termination Date

	FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	100% PPC 27.00% CPR	150% PPC 40.50% CPR	200% PPC 54.00% CPR
A-2	Average Life (yrs)	18.43	5.19	2.58	1.44	0.94
	Principal Window	1-343	1-177	1-91	1-57	1-29
	Prin Pmts (mos)	343	177	91	57	29
M-1	Average Life (yrs)	26.07	9.90	5.15	4.72	3.21
	Principal Window	260-343	57-177	41-91	53-57	29-39
	Prin Pmts (mos)	84	121	51	5	11
M-2	Average Life (yrs)	26.07	9.90	5.12	4.39	3.28
	Principal Window	260-343	57-177	40-91	49-57	39-39
	Prin Pmts (mos)	84	121	52	9	1
M-3	Average Life (yrs)	26.07	9.90	5.10	4.17	3.28
	Principal Window	260-343	57-177	39-91	46-57	39-39
	Prin Pmts (mos)	84	121	53	12	1
M-4	Average Life (yrs)	26.07	9.90	5.09	4.03	3.27
	Principal Window	260-343	57-177	39-91	44-57	38-39
	Prin Pmts (mos)	84	121	53	14	2
M-5	Average Life (yrs)	26.07	9.90	5.08	3.93	3.16
	Principal Window	260-343	57-177	38-91	42-57	36-39
	Prin Pmts (mos)	84	121	54	16	4
M-6	Average Life (yrs)	26.07	9.90	5.07	3.86	3.05
	Principal Window	260-343	57-177	38-91	41-57	35-39
	Prin Pmts (mos)	84	121	54	17	5
M-7	Average Life (yrs)	26.07	9.90	5.07	3.81	2.98
	Principal Window	260-343	57-177	38-91	40-57	34-39
	Prin Pmts (mos)	84	121	54	18	6

Sensitivity Analysis - To Maturity

	FIXED	0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
	ARM	0.00% CPR	13.50% CPR	27.00% CPR	40.50% CPR	54.00% CPR
A-2	Average Life (yrs)	18.48	5.51	2.81	1.59	0.94
	Principal Window	1-357	1-322	1-195	1-134	1-29
	Prin Pmts (mos)	357	322	195	134	29
M-1	Average Life (yrs)	26.19	10.70	5.70	5.19	5.48
	Principal Window	260-356	57-289	41-168	53-107	29-94
	Prin Pmts (mos)	97	233	128	55	66
M-2	Average Life (yrs)	26.19	10.67	5.66	4.74	4.28
	Principal Window	260-355	57-278	40-161	49-102	46-71
	Prin Pmts (mos)	96	222	122	54	26
M-3	Average Life (yrs)	26.19	10.65	5.62	4.51	3.81
	Principal Window	260-355	57-271	39-155	46-98	41-68
	Prin Pmts (mos)	96	215	117	53	28
M-4	Average Life (yrs)	26.18	10.61	5.58	4.35	3.54
	Principal Window	260-354	57-262	39-148	44-94	38-65
	Prin Pmts (mos)	95	206	110	51	28
M-5	Average Life (yrs)	26.18	10.57	5.54	4.22	3.36
	Principal Window	260-354	57-253	38-142	42-90	36-62
	Prin Pmts (mos)	95	197	105	49	27
M-6	Average Life (yrs)	26.18	10.51	5.50	4.13	3.24
	Principal Window	260-353	57-242	38-134	41-85	35-59
	Prin Pmts (mos)	94	186	97	45	25
M-7	Average Life (yrs)	26.17	10.45	5.46	4.06	3.16
	Principal Window	260-352	57-234	38-129	40-81	34-56
	Prin Pmts (mos)	93	178	92	42	23

Group 1 Net WAC Cap

Period	Static Indices (%)	Indices at 20% - With Corridor (%)	Period	Static Indices (%)	Indices at 20% - With Corridor (%)
1	4.84	10.01	47	7.62	10.26
2	6.62	10.01	48	7.88	10.60
3	6.41	10.01	49	7.62	10.25
4	6.41	10.01	50	7.87	10.59
5	7.10	10.01	51	7.62	10.24
6	6.42	10.01	52	7.62	10.84
7	6.63	10.01	53	8.44	12.15
8	6.42	10.01	54	7.62	10.97
9	6.64	10.01	55	7.87	11.33
10	6.42	10.01	56	7.62	10.96
11	6.43	10.01	57	7.87	11.32
12	6.64	10.01	58	7.62	10.96
13	6.43	10.01	59	7.62	11.03
14	6.64	10.01	60	7.87	11.39
15	6.43	10.01	61	7.62	11.01
16	6.43	10.01	62	7.87	11.37
17	7.12	10.01	63	7.62	11.00
18	6.44	10.01	64	7.62	11.00
19	6.65	10.01	65	8.43	12.18
20	6.44	10.01	66	7.61	11.00
21	6.66	10.01	67	7.87	11.36
22	7.08	10.01	68	7.61	10.99
23	7.28	10.01	69	7.87	11.35
24	7.52	10.01	70	7.61	10.98
25	7.28	10.01	71	7.61	10.97
26	7.52	10.01	72	7.87	11.33
27	7.28	10.01	73	7.61	10.96
28	7.58	10.01	74	7.86	11.32
29	8.42	10.01	75	7.61	10.95
30	7.60	10.01	76	7.61	10.94
31	7.86	10.01	77	8.43	12.10
32	7.60	10.01	78	7.61	10.93
33	7.86	10.01	79	7.86	11.28
34	7.62	10.01	80	7.61	10.91
35	7.62	10.01	81	7.86	11.27
36	7.88	10.01	82	7.61	10.90
37	7.62	10.01	83	7.61	10.90
38	7.88	10.01	84	7.86	11.25
39	7.62	10.01	85	7.61	10.88
40	7.62	10.01	86	7.86	11.24
41	8.15	10.19	87	7.61	10.87
42	7.62	10.01	88	7.60	10.86
43	7.88	10.01	89	8.13	11.61
44	7.62	10.01	90	7.60	10.85
45	7.88	10.01	91	7.86	11.21
46	7.62	10.13	92		10.84

Assumptions:

Static Indices: 1mL = 1.86% 6mL = 2.24%

Based On Pricing Prepayment Assumption

citigroup

Group 2 Net WAC Cap

Period	Static Indices (%)	Indices at 20% - With Corridor (%)	Period	Static Indices (%)	Indices at 20% - With Corridor (%)
1	4.85	10.01	47	7.78	10.38
2	6.63	10.01	48	8.04	10.72
3	6.42	10.01	49	7.78	10.37
4	6.43	10.01	50	8.04	10.71
5	7.12	10.01	51	7.78	10.38
6	6.43	10.01	52	7.78	10.91
7	6.65	10.01	53	8.62	12.29
8	6.44	10.01	54	7.79	11.10
9	6.66	10.01	55	8.05	11.46
10	6.44	10.01	56	7.79	11.09
11	6.44	10.01	57	8.05	11.45
12	6.66	10.01	58	7.79	11.10
13	6.45	10.01	59	7.79	11.20
14	6.67	10.01	60	8.05	11.57
15	6.45	10.01	61	7.79	11.19
16	6.45	10.01	62	8.05	11.56
17	7.15	10.01	63	7.79	11.18
18	6.46	10.01	64	7.79	11.18
19	6.68	10.01	65	8.62	12.39
20	6.46	10.01	66	7.79	11.18
21	6.70	10.01	67	8.05	11.55
22	7.05	10.01	68	7.79	11.17
23	7.33	10.01	69	8.05	11.54
24	7.58	10.01	70	7.79	11.16
25	7.33	10.01	71	7.79	11.16
26	7.58	10.01	72	8.05	11.53
27	7.35	10.01	73	7.79	11.15
28	7.67	10.01	74	8.05	11.52
29	8.57	10.01	75	7.79	11.14
30	7.74	10.01	76	7.80	11.13
31	8.00	10.01	77	8.63	12.32
32	7.74	10.01	78	7.80	11.12
33	8.00	10.01	79	8.06	11.49
34	7.74	10.01	80	7.80	11.11
35	7.76	10.01	81	8.06	11.48
36	8.02	10.01	82	7.80	11.10
37	7.76	10.01	83	7.80	11.09
38	8.02	10.01	84	8.06	11.46
39	7.76	10.01	85	7.80	11.08
40	7.76	10.01	86	8.06	11.45
41	8.32	10.30	87	7.80	11.07
42	7.78	10.01	88	7.80	11.07
43	8.04	10.01	89	8.34	11.82
44	7.78	10.01	90	7.80	11.06
45	8.04	10.01	91	8.06	11.42
46	7.78	10.18	92		11.04

Assumptions:

citigroup

Static Indices: 1mL = 1.86% 6mL = 2.24%
Based On Pricing Prepayment Assumption

Subordinate Net WAC Cap

Period	Static Indices (%)	Indices at 20% - With Corridor (%)	Period	Static Indices (%)	Indices at 20% - With Corridor (%)
1	4.84	10.00	47	7.66	10.29
2	6.62	10.00	48	7.92	10.63
3	6.41	10.00	49	7.66	10.28
4	6.42	10.01	50	7.92	10.62
5	7.11	10.01	51	7.66	10.28
6	6.42	10.01	52	7.66	10.86
7	6.64	10.01	53	8.48	12.19
8	6.43	10.01	54	7.66	11.00
9	6.64	10.01	55	7.92	11.36
10	6.43	10.01	56	7.66	10.99
11	6.43	10.01	57	7.92	11.35
12	6.65	10.01	58	7.66	11.00
13	6.43	10.00	59	7.66	11.07
14	6.65	10.01	60	7.92	11.44
15	6.44	10.01	61	7.66	11.06
16	6.44	10.01	62	7.92	11.42
17	7.13	10.01	63	7.66	11.05
18	6.44	10.00	64	7.66	11.05
19	6.66	10.01	65	8.48	12.24
20	6.45	10.01	66	7.66	11.05
21	6.67	10.01	67	7.92	11.41
22	7.07	10.00	68	7.66	11.04
23	7.29	10.01	69	7.92	11.40
24	7.53	10.01	70	7.66	11.03
25	7.29	10.01	71	7.66	11.02
26	7.54	10.00	72	7.92	11.38
27	7.30	10.01	73	7.66	11.01
28	7.60	10.01	74	7.92	11.37
29	8.46	10.01	75	7.66	11.00
30	7.64	10.01	76	7.66	10.99
31	7.89	10.00	77	8.48	12.16
32	7.64	10.00	78	7.66	10.98
33	7.90	10.01	79	7.91	11.34
34	7.65	10.00	80	7.66	10.97
35	7.66	10.01	81	7.91	11.33
36	7.92	10.01	82	7.66	10.95
37	7.66	10.01	83	7.66	10.95
38	7.92	10.01	84	7.91	11.31
39	7.66	10.01	85	7.66	10.94
40	7.66	10.01	86	7.91	11.29
41	8.20	10.22	87	7.66	10.92
42	7.67	10.01	88	7.66	10.92
43	7.92	10.00	89	8.19	11.66
44	7.67	10.01	90	7.66	10.91
45	7.92	10.01	91	7.91	11.26
46	7.66	10.14	92		10.89

Assumptions:

Static Indices: 1mL = 1.86% 6mL = 2.24%
Based On Pricing Prepayment Assumption

ASSUMED MONTHLY EXCESS INTEREST AT STATIC INDICES

Period	Excess Interest at Static Indices (%)	Period	Excess Interest at Static Indices (%)	Period	Excess Interest at Static Indices (%)
1	3.49	32	5.40	63	5.44
2	4.33	33	5.48	64	5.44
3	4.26	34	5.40	65	5.68
4	4.26	35	5.40	66	5.44
5	4.49	36	5.48	67	5.52
6	4.26	37	5.39	68	5.44
7	4.33	38	5.47	69	5.52
8	4.26	39	5.42	70	5.44
9	4.33	40	5.43	71	5.44
10	4.25	41	5.60	72	5.52
11	4.25	42	5.45	73	5.44
12	4.33	43	5.53	74	5.52
13	4.25	44	5.45	75	5.44
14	4.32	45	5.53	76	5.44
15	4.24	46	5.45	77	5.68
16	4.24	47	5.45	78	5.44
17	4.47	48	5.53	79	5.52
18	4.24	49	5.45	80	5.44
19	4.31	50	5.53	81	5.52
20	4.23	51	5.45	82	5.44
21	4.31	52	5.45	83	5.44
22	4.87	53	5.69	84	5.52
23	5.09	54	5.45	85	5.44
24	5.16	55	5.53	86	5.52
25	5.08	56	5.45	87	5.45
26	5.16	57	5.53	88	5.45
27	5.08	58	5.45	89	5.62
28	5.39	59	5.45	90	5.46
29	5.66	60	5.53	91	5.55
30	5.41	61	5.45		
31	5.49	62	5.52		

Assumptions:

1. Run at pricing prepayment assumption
2. Excess (30/360)
3. Static Indices: 1mL = 1.86% 6mL = 2.24%

citigroup

ASSUMED MONTHLY FORWARD INDICES

Period	1 Month LIBOR Forwards	6 Month LIBOR Forwards	Period	1 Month LIBOR Forwards	6 Month LIBOR Forwards
1	1.86	2.24	47	4.69	4.78
2	2.13	2.24	48	4.72	4.81
3	2.21	2.35	49	4.75	4.83
4	2.28	2.45	50	4.77	4.86
5	2.38	2.56	51	4.80	4.89
6	2.48	2.64	52	4.83	4.92
7	2.58	2.73	53	4.85	4.94
8	2.67	2.82	54	4.88	4.97
9	2.75	2.90	55	4.91	5.00
10	2.83	2.97	56	4.93	5.02
11	2.92	3.05	57	4.96	5.05
12	3.00	3.13	58	4.98	5.07
13	3.09	3.21	59	5.01	5.10
14	3.16	3.29	60	5.03	5.12
15	3.23	3.36	61	5.06	5.15
16	3.30	3.43	62	5.08	5.17
17	3.37	3.50	63	5.11	5.19
18	3.44	3.57	64	5.13	5.22
19	3.51	3.64	65	5.15	5.24
20	3.58	3.71	66	5.17	5.26
21	3.65	3.77	67	5.20	5.29
22	3.72	3.83	68	5.22	5.31
23	3.78	3.89	69	5.24	5.33
24	3.84	3.95	70	5.26	5.35
25	3.90	4.00	71	5.28	5.37
26	3.95	4.06	72	5.30	5.39
27	4.00	4.10	73	5.32	5.41
28	4.05	4.14	74	5.34	5.43
29	4.09	4.19	75	5.36	5.45
30	4.13	4.23	76	5.38	5.46
31	4.18	4.27	77	5.39	5.48
32	4.22	4.31	78	5.41	5.50
33	4.25	4.35	79	5.43	5.52
34	4.29	4.38	80	5.45	5.53
35	4.33	4.41	81	5.46	5.55
36	4.36	4.45	82	5.48	5.57
37	4.40	4.48	83	5.50	5.58
38	4.43	4.51	84	5.51	5.60
39	4.46	4.54	85	5.53	5.61
40	4.48	4.57	86	5.54	5.63
41	4.51	4.60	87	5.56	5.64
42	4.54	4.63	88	5.57	5.65
43	4.57	4.66	89	5.58	5.67
44	4.60	4.69	90	5.60	5.68
45	4.63	4.72	91	5.61	5.70
46	4.66	4.75	92	5.62	5.71

ASSUMED MONTHLY EXCESS INTEREST AT FORWARD INDICES

Period	Excess Interest to Forwards (%)	Excess Interest to Forwards plus 100 (%)	Excess Interest to Forwards plus 200 (%)	Period	Excess Interest to Forwards (%)	Excess Interest to Forwards plus 100 (%)	Excess Interest to Forwards plus 200 (%)
1	3.49	3.49	3.49	47	4.58	4.27	3.38
2	4.07	3.09	2.12	48	4.72	4.44	3.59
3	3.91	2.90	1.91	49	4.51	4.20	3.32
4	3.83	2.82	1.83	50	4.66	4.38	3.52
5	4.01	3.10	2.19	51	4.46	4.14	3.26
6	3.63	2.62	1.64	52	4.53	4.30	3.79
7	3.63	2.65	1.70	53	5.06	4.92	4.62
8	3.44	2.44	1.47	54	4.51	4.27	3.88
9	3.47	2.49	1.55	55	4.65	4.45	4.08
10	3.28	2.28	1.31	56	4.45	4.21	3.81
11	3.19	2.19	1.23	57	4.60	4.39	4.02
12	3.21	2.25	1.32	58	4.48	4.25	3.78
13	3.01	2.02	1.07	59	4.48	4.25	3.79
14	3.06	2.10	1.18	60	4.64	4.43	4.00
15	2.87	1.89	0.95	61	4.43	4.19	3.73
16	2.80	1.83	0.89	62	4.58	4.38	3.94
17	3.11	2.20	1.34	63	4.38	4.13	3.67
18	2.65	1.69	0.77	64	4.43	4.19	3.66
19	2.71	1.77	0.87	65	4.98	4.84	4.41
20	2.51	1.56	0.65	66	4.40	4.17	3.64
21	2.58	1.65	0.77	67	4.56	4.36	3.86
22	3.02	2.04	1.11	68	4.35	4.11	3.58
23	3.19	2.20	1.27	69	4.52	4.31	3.80
24	3.27	2.31	1.40	70	4.38	4.14	3.53
25	3.06	2.09	1.16	71	4.37	4.13	3.52
26	3.16	2.21	1.31	72	4.54	4.33	3.75
27	2.96	2.00	1.08	73	4.33	4.08	3.47
28	3.54	2.55	1.61	74	4.49	4.28	3.70
29	4.10	3.20	2.31	75	4.28	4.03	3.42
30	3.60	2.61	1.67	76	4.33	4.08	3.40
31	3.71	2.75	1.83	77	4.90	4.74	4.16
32	3.51	2.53	1.60	78	4.30	4.05	3.36
33	3.63	2.68	1.77	79	4.47	4.25	3.60
34	4.05	3.07	2.12	80	4.26	4.00	3.32
35	4.17	3.20	2.24	81	4.43	4.21	3.55
36	4.30	3.35	2.41	82	4.27	4.01	3.27
37	4.10	3.13	2.17	83	4.27	4.00	3.26
38	4.20	3.25	2.30	84	4.44	4.21	3.50
39	4.04	3.05	2.09	85	4.23	3.96	3.21
40	4.52	3.65	2.66	86	4.41	4.17	3.46
41	4.93	4.17	3.25	87	4.20	3.92	3.18
42	4.57	3.75	2.77	88	4.24	3.94	3.17
43	4.71	3.92	2.97	89	4.64	4.40	3.69
44	4.51	3.69	2.71	90	4.23	3.93	3.16
45	4.65	3.86	2.91	91	4.42	4.16	3.41
46	4.57	4.17	3.26	92	4.22	3.92	3.14

Assumptions:

1. Run at pricing prepayment assumption
2. Excess (30/360)

CORRIDOR SCHEDULE - CLASS A-1 CERTIFICATES

Period	Effective Notional Schedule ($)	Strike (%)	Ceiling (%)
1	401,971,000.00	4.54	9.71
2	390,512,058.78	6.32	9.71
3	379,194,867.57	6.11	9.71
4	368,012,847.18	6.11	9.71
5	356,960,360.19	6.80	9.71
6	346,032,717.71	6.12	9.71
7	335,226,180.52	6.33	9.71
8	324,540,255.78	6.12	9.71
9	314,123,202.07	6.34	9.71
10	303,970,410.53	6.12	9.71
11	294,075,141.93	6.13	9.71
12	284,430,829.64	6.34	9.71
13	275,031,075.27	6.13	9.71
14	265,869,644.24	6.34	9.71
15	256,940,461.66	6.13	9.71
16	248,237,608.16	6.13	9.71
17	239,755,315.96	6.82	9.71
18	231,487,964.90	6.14	9.71
19	223,430,078.72	6.35	9.71
20	215,576,321.31	6.14	9.71
21	207,921,493.14	6.36	9.71
22	200,460,527.74	6.78	9.71
23	193,210,856.12	6.98	9.71
24	186,115,261.26	7.22	9.71
25	179,199,258.36	6.98	9.71
26	172,458,279.49	7.22	9.71
27	165,887,873.46	6.98	9.71
28	159,483,702.80	7.60	9.71
29	153,263,199.43	8.60	9.71
30	147,203,956.61	7.73	9.71
31	141,297,345.17	8.00	9.71
32	135,539,499.73	7.73	9.71
33	129,926,653.30	8.00	9.71
34	124,455,134.76	8.36	9.71
35	119,136,854.74	8.50	9.71
36	113,955,518.04	8.79	9.71
37	108,904,173.82	8.49	9.71
38	108,904,173.82	8.78	9.71
39	108,904,173.82	8.49	9.71
40	108,904,173.82	9.10	9.71
41	108,904,173.82	9.71	9.71
42	108,904,173.82	9.23	9.71
43	108,432,615.17	9.55	9.71
44	105,734,455.72	9.22	9.71
45	103,103,696.34	9.54	9.71

citigroup

CORRIDOR SCHEDULE - CLASS A-2 CERTIFICATES

Period	Effective Notional Schedule ($)	Strike (%)	Ceiling (%)
1	146,190,000.00	4.47	9.63
2	142,018,080.51	6.25	9.63
3	137,899,957.70	6.04	9.63
4	133,833,191.04	6.05	9.63
5	129,815,671.92	6.74	9.63
6	125,845,626.26	6.05	9.63
7	121,921,615.04	6.27	9.63
8	118,042,532.84	6.06	9.63
9	114,259,227.03	6.28	9.63
10	110,570,721.27	6.06	9.63
11	106,975,723.89	6.06	9.63
12	103,471,851.00	6.28	9.63
13	100,056,779.73	6.07	9.63
14	96,728,246.74	6.29	9.63
15	93,484,046.61	6.07	9.63
16	90,322,030.42	6.07	9.63
17	87,240,104.24	6.77	9.63
18	84,236,227.75	6.08	9.63
19	81,308,412.86	6.30	9.63
20	78,454,722.36	6.08	9.63
21	75,673,268.63	6.32	9.63
22	72,962,516.86	6.69	9.63
23	70,325,090.77	6.97	9.63
24	67,738,480.94	7.22	9.63
25	65,217,465.27	6.97	9.63
26	62,760,372.39	7.22	9.63
27	60,365,573.73	6.99	9.63
28	58,031,708.54	7.55	9.63
29	55,764,107.77	8.60	9.63
30	53,556,118.59	7.73	9.63
31	51,403,852.92	8.00	9.63
32	49,305,897.05	7.73	9.63
33	47,260,873.35	8.02	9.63
34	45,267,607.54	8.30	9.63
35	43,329,907.80	8.50	9.63
36	41,442,646.38	8.80	9.63
37	39,602,810.36	8.50	9.63
38	39,602,810.36	8.79	9.63
39	39,602,810.36	8.51	9.63
40	39,602,810.36	9.05	9.63
41	39,602,810.36	9.63	9.63
42	39,602,810.36	9.25	9.63
43	39,423,822.18	9.57	9.63
44	38,441,474.15	9.25	9.63
45	37,483,706.97	9.58	9.63

CORRIDOR SCHEDULE - CLASS M CERTIFICATES

Period	Effective Notional Schedule ($)	Strike (%)	Ceiling (%)
1	105,956,000.00	3.52	8.68
2	105,956,000.00	5.30	8.68
3	105,956,000.00	5.09	8.68
4	105,956,000.00	5.09	8.68
5	105,956,000.00	5.78	8.68
6	105,956,000.00	5.09	8.68
7	105,956,000.00	5.31	8.68
8	105,956,000.00	5.10	8.68
9	105,956,000.00	5.31	8.68
10	105,956,000.00	5.10	8.68
11	105,956,000.00	5.10	8.68
12	105,956,000.00	5.32	8.68
13	105,956,000.00	5.11	8.68
14	105,956,000.00	5.32	8.68
15	105,956,000.00	5.11	8.68
16	105,956,000.00	5.11	8.68
17	105,956,000.00	5.80	8.68
18	105,956,000.00	5.12	8.68
19	105,956,000.00	5.33	8.68
20	105,956,000.00	5.12	8.68
21	105,956,000.00	5.34	8.68
22	105,956,000.00	5.75	8.68
23	105,956,000.00	5.97	8.68
24	105,956,000.00	6.21	8.68
25	105,956,000.00	5.97	8.68
26	105,956,000.00	6.22	8.68
27	105,956,000.00	5.98	8.68
28	105,956,000.00	6.58	8.68
29	105,956,000.00	7.59	8.68
30	105,956,000.00	6.73	8.68
31	105,956,000.00	7.00	8.68
32	105,956,000.00	6.73	8.68
33	105,956,000.00	7.00	8.68
34	105,956,000.00	7.34	8.68
35	105,956,000.00	7.49	8.68
36	105,956,000.00	7.78	8.68
37	105,956,000.00	7.49	8.68
38	102,339,260.46	7.84	8.74
39	96,071,193.79	7.58	8.77
40	89,960,484.95	8.16	8.76
41	84,018,533.32	8.74	8.74
42	78,229,192.30	8.26	8.71
43	73,235,141.63	8.55	8.68
44	71,412,140.26	8.22	8.68
45	69,634,698.20	8.54	8.68

BREAKEVEN (1ST DOLLAR LOSS)

LIBOR Forwards

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL
M-1	25.54	19.78	7.35
M-2	22.02	18.09	8.73
M-3	18.99	16.47	9.49
M-4	16.72	15.14	10.45
M-5	14.70	13.84	11.10
M-6	13.43	12.98	12.37
M-7	12.18	12.08	12.78

LIBOR Forwards + 100

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL
M-1	23.22	18.69	7.72
M-2	19.84	16.95	9.19
M-3	16.94	15.27	9.98
M-4	14.76	13.89	10.96
M-5	12.82	12.55	11.58
M-6	11.61	11.66	12.93
M-7	10.41	10.73	13.32

LIBOR Forwards + 200

Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL
M-1	20.75	17.44	8.16
M-2	17.50	15.61	9.69
M-3	14.71	13.86	10.50
M-4	12.62	12.41	11.54
M-5	10.76	11.01	12.18
M-6	9.60	10.08	13.58
M-7	8.46	9.11	14.04

Assumptions

1. stepdown fail
2. 40 % loss severity
3. 6 months lag
4. Before 1st dollar loss
5. pricing prepayment assumption
6. Certificates use 1-month LIBOR forward and collateral uses 6-month LIBOR forward
7. P&I advance

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	3,710	
Aggregate Current Principal Balance:	$668,489,563.89	
Average Current Principal Balance:	$180,185.87	$9,819.45 - $635,285.88
Aggregate Original Principal Balance:	$669,844,834.98	
Average Original Principal Balance:	$180,551.17	$10,000.00 - $637,500.00
Fully Amortizing Mortgage Loans:	74.16%	
Percent of Interest Only Loans	19.38%	
1st Lien:	93.02%	
Wtd. Avg. Gross Coupon:	7.166%	4.750% - 12.120%
Wtd. Avg. Original Term (months):	347	180 - 360
Wtd. Avg. Remaining Term (months):	344	174 - 360
Wtd. Avg. Margin (ARM Loans Only):	6.266%	0.000% - 7.650%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.168%	10.750% - 18.120%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.944%	4.750% - 12.120%
Wtd. Avg. Original LTV:	81.01%	12.66% - 120.00%
Wtd. Avg. Combined LTV:	86.89%	12.66% - 120.00%
Wtd. Avg. Borrower FICO:	623	500 - 817
Geographic Distribution (Top 5):	CA 72.48%	
	IL 14.84%	
	TX 4.72%	
	UT 3.05%	
	CO 2.65%	

Total Collateral Summary

al statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
2 Yr/6 Mo Libor	1,947	$423,317,192.92	63.32	$217,420.23	7.019	85.02	607
2 Yr/6 Mo Libor IO	454	121,628,426.39	18.19	267,904.02	6.698	93.57	655
3 Yr/6 Mo Libor	42	9,155,756.13	1.37	217,994.19	6.787	83.86	631
3 Yr/6 Mo Libor IO	14	3,325,987.26	0.50	237,570.52	6.826	88.38	675
Fixed	319	59,734,225.81	8.94	187,254.63	6.949	77.08	634
Fixed IO	16	4,564,710.52	0.68	285,294.41	6.628	83.99	660
Fixed Balloon	2	77,594.50	0.01	38,797.25	9.934	100.00	712
Fixed (2nd Lien)	105	3,538,934.55	0.53	33,704.14	10.089	99.76	659
Fixed Balloon (2nd Lien)	810	43,124,735.81	6.45	53,240.41	10.149	99.78	667
Fixed IO Balloon (2nd Lien)	1	22,000.00	0.00	22,000.00	9.700	100.00	699
Total:	3,710	$668,489,563.89	100.00	$180,185.87	7.166	86.89	623

citigroup

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AT ORIGINATION	% OF PRINCIPAL BALANCE AT ORIGINATION	AVERAGE ORIGINAL BALANCE	WA GROSS COUPON (%)*	WA CLTV (%)*	WA FICO *
0.01 - 25,000.00	110	$2,168,536.90	0.32	$19,713.97	9.955	99.50	642
25,000.01 - 50,000.00	406	15,760,118.00	2.35	38,818.02	10.074	98.98	659
50,000.01 - 75,000.00	371	22,780,922.20	3.40	61,404.10	9.765	95.78	655
75,000.01 - 100,000.00	254	22,438,111.00	3.35	88,339.02	8.660	91.19	636
100,000.01 - 125,000.00	219	24,750,898.08	3.70	113,017.80	7.698	86.34	624
125,000.01 - 150,000.00	251	34,920,980.00	5.21	139,127.41	7.279	85.22	616
150,000.01 - 175,000.00	267	43,428,014.00	6.48	162,651.74	6.889	83.92	614
175,000.01 - 200,000.00	364	68,552,422.00	10.23	188,330.83	6.973	85.45	619
200,000.01 - 225,000.00	282	60,178,443.80	8.98	213,398.74	6.908	85.44	622
225,000.01 - 250,000.00	249	59,122,516.00	8.83	237,439.82	6.822	86.09	616
250,000.01 - 275,000.00	186	48,717,367.00	7.27	261,921.33	6.844	85.89	622
275,000.01 - 300,000.00	191	54,961,627.00	8.21	287,757.21	6.894	87.22	622
300,000.01 - 333,700.00	160	50,808,062.00	7.59	317,550.39	6.907	88.73	617
333,700.01 - 350,000.00	68	23,263,095.00	3.47	342,104.34	6.812	87.95	627
350,000.01 - 500,000.00	314	127,904,047.00	19.09	407,337.73	6.807	85.72	623
500,000.01 - 650,000.00	18	10,089,675.00	1.51	560,537.50	6.898	84.77	643
Total:	3,710	$669,844,834.98	100.00	$180,551.17	7.166	86.89	623

*Weighted by the Original Balance

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0.01 - 25,000.00	110	$2,162,165.10	0.32	$19,656.05	9.954	99.50	642
25,000.01 - 50,000.00	411	15,962,257.52	2.39	38,837.61	10.058	98.42	659
50,000.01 - 75,000.00	369	22,714,206.98	3.40	61,556.12	9.756	95.80	655
75,000.01 - 100,000.00	252	22,262,711.45	3.33	88,344.09	8.660	91.49	637
100,000.01 - 125,000.00	218	24,604,763.52	3.68	112,865.89	7.702	86.35	624
125,000.01 - 150,000.00	253	35,149,559.83	5.26	138,931.07	7.268	85.13	617
150,000.01 - 175,000.00	269	43,723,431.20	6.54	162,540.64	6.896	84.00	613
175,000.01 - 200,000.00	360	67,697,004.69	10.13	188,047.24	6.975	85.45	619
200,000.01 - 225,000.00	285	60,734,502.81	9.09	213,103.52	6.908	85.47	621
225,000.01 - 250,000.00	248	58,814,356.45	8.80	237,154.66	6.833	86.00	616
250,000.01 - 275,000.00	188	49,217,177.38	7.36	261,793.50	6.829	85.94	622
275,000.01 - 300,000.00	190	54,666,909.72	8.18	287,720.58	6.894	87.44	623
300,000.01 - 333,700.00	157	49,807,615.69	7.45	317,245.96	6.910	88.59	617
333,700.01 - 350,000.00	72	24,624,850.37	3.68	342,011.81	6.815	87.90	627
350,000.01 - 500,000.00	310	126,282,989.80	18.89	407,364.48	6.807	85.71	623
500,000.01 - 650,000.00	18	10,065,061.38	1.51	559,170.08	6.899	84.77	643
Total:	3,710	$668,489,563.89	100.00	$180,185.87	7.166	86.89	623

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
121 - 180	942	$49,794,058.08	7.45	$52,859.93	9.963	98.01	665
301 - 360	2,768	618,695,505.81	92.55	223,517.16	6.941	86.00	620
Total:	3,710	$668,489,563.89	100.00	$180,185.87	7.166	86.89	623

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Current Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
4.500 - 4.999	3	$798,142.92	0.12	$266,047.64	4.834	86.85	685
5.000 - 5.499	39	9,919,415.64	1.48	254,343.99	5.327	89.25	676
5.500 - 5.999	221	54,828,718.64	8.20	248,093.75	5.766	86.23	654
6.000 - 6.499	459	111,266,020.62	16.64	242,409.63	6.254	86.14	637
6.500 - 6.999	767	184,670,035.97	27.62	240,769.28	6.749	87.66	627
7.000 - 7.499	534	118,470,188.54	17.72	221,854.29	7.242	85.68	608
7.500 - 7.999	427	85,369,593.22	12.77	199,928.79	7.736	84.21	593
8.000 - 8.499	154	29,397,913.41	4.40	190,895.54	8.238	82.48	588
8.500 - 8.999	132	20,704,119.44	3.10	156,849.39	8.721	81.85	581
9.000 - 9.499	32	4,107,122.25	0.61	128,347.57	9.174	82.95	588
9.500 - 9.999	388	19,837,430.22	2.97	51,127.40	9.846	97.88	677
10.000 - 10.499	475	25,206,088.98	3.77	53,065.45	10.292	99.45	656
10.500 - 10.999	70	3,444,579.36	0.52	49,208.28	10.597	97.85	621
11.000 - 11.499	5	286,644.61	0.04	57,328.92	11.286	98.17	643
11.500 - 11.999	2	103,919.32	0.02	51,959.66	11.684	100.00	615
12.000 - 12.499	2	79,630.75	0.01	39,815.38	12.063	84.19	575
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

Seasoning

SEASONING (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0 - 6	3,684	$663,266,641.06	99.22	$180,039.80	7.164	86.93	624
7 - 12	26	5,222,922.83	0.78	200,881.65	7.448	82.14	560
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0.01 - 25.00	10	$559,874.27	0.08	$55,987.43	8.503	49.22	643
25.01 - 30.00	6	490,036.37	0.07	81,672.73	7.420	27.14	568
30.01 - 35.00	5	785,305.68	0.12	157,061.14	6.735	33.21	648
35.01 - 40.00	13	1,980,115.98	0.30	152,316.61	7.069	37.92	609
40.01 - 45.00	17	2,160,345.78	0.32	127,079.16	7.016	43.04	567
45.01 - 50.00	31	5,398,127.25	0.81	174,133.14	6.736	47.44	581
50.01 - 55.00	40	7,939,798.64	1.19	198,494.97	6.932	53.28	587
55.01 - 60.00	48	9,443,291.09	1.41	196,735.23	6.712	58.26	601
60.01 - 65.00	106	23,163,477.92	3.47	218,523.38	6.922	63.33	580
65.01 - 70.00	161	34,817,969.35	5.21	216,260.68	7.123	68.76	574
70.01 - 75.00	228	51,792,637.65	7.75	227,160.69	7.146	74.14	578
75.01 - 80.00	1,333	282,360,085.60	42.24	211,823.02	6.770	93.46	643
80.01 - 85.00	276	69,321,077.77	10.37	251,163.33	6.987	84.83	595
85.01 - 90.00	375	97,816,395.40	14.63	260,843.72	6.974	89.62	624
90.01 - 95.00	148	30,776,906.24	4.60	207,952.07	7.832	94.78	634
95.01 - 100.00	911	49,589,198.44	7.42	54,433.81	9.973	99.96	665
100.01 - 120.00	2	94,920.46	0.01	47,460.23	10.282	114.63	640
Total:	3,710	$668,489,563.89	100.00	$180,185.87	7.166	86.89	623

citigroup

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Combined Loan-to-Value Ratios

RANGE OF COMBINED LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0.01 - 25.00	5	$360,249.52	0.05	$72,049.90	7.732	21.08	629
25.01 - 30.00	6	490,036.37	0.07	81,672.73	7.420	27.14	568
30.01 - 35.00	5	785,305.68	0.12	157,061.14	6.735	33.21	648
35.01 - 40.00	13	1,980,115.98	0.30	152,316.61	7.069	37.92	609
40.01 - 45.00	16	2,011,179.92	0.30	125,698.75	6.999	42.89	571
45.01 - 50.00	32	5,547,293.11	0.83	173,352.91	6.749	47.37	579
50.01 - 55.00	38	7,596,414.33	1.14	199,905.64	6.918	52.40	589
55.01 - 60.00	48	9,443,291.09	1.41	196,735.23	6.712	58.26	601
60.01 - 65.00	106	23,163,477.92	3.47	218,523.38	6.922	63.33	580
65.01 - 70.00	160	34,538,672.88	5.17	215,866.71	7.124	68.74	574
70.01 - 75.00	228	51,787,011.26	7.75	227,136.01	7.136	73.97	578
75.01 - 80.00	387	86,828,834.89	12.99	224,363.91	7.080	79.33	590
80.01 - 85.00	268	67,421,720.44	10.09	251,573.58	6.978	84.51	595
85.01 - 90.00	380	99,575,982.80	14.90	262,042.06	6.971	89.53	624
90.01 - 95.00	180	37,579,008.47	5.62	208,772.27	7.676	94.75	634
95.01 - 100.00	1,834	238,838,326.68	35.73	130,228.10	7.326	99.95	666
100.01 - 120.00	4	542,642.55	0.08	135,660.64	7.292	114.05	640
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

FICO Score

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
500 - 525	269	$57,137,371.06	8.55	$212,406.58	7.444	73.92	513
526 - 550	234	51,528,308.40	7.71	220,206.45	7.364	75.97	538
551 - 575	221	49,361,921.43	7.38	223,357.11	7.160	77.83	563
576 - 600	388	77,571,895.00	11.60	199,927.56	7.090	83.23	588
601 - 625	503	91,082,902.88	13.63	181,079.33	7.157	87.19	614
626 - 650	724	118,937,339.13	17.79	164,278.09	7.234	92.28	638
651 - 675	597	94,830,910.43	14.19	158,845.75	7.148	92.44	662
676 - 700	353	55,434,643.06	8.29	157,038.65	7.037	93.67	686
701 - 725	167	28,133,284.61	4.21	168,462.78	6.927	92.78	711
726 - 750	124	22,097,372.84	3.31	178,204.62	6.896	93.72	737
751 - 775	93	15,865,033.72	2.37	170,591.76	6.906	92.91	761
776 - 800	33	5,793,746.83	0.87	175,568.09	6.969	94.49	785
801 - 825	4	714,834.50	0.11	178,708.63	6.786	100.00	809
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0.01 - 25.00	124	$20,850,655.11	3.12	$168,150.44	7.199	83.47	623
25.01 - 30.00	175	28,776,764.25	4.30	164,438.65	7.084	81.27	620
30.01 - 35.00	336	54,780,009.92	8.19	163,035.74	7.212	82.62	613
35.01 - 40.00	479	81,429,425.34	12.18	169,998.80	7.132	84.30	624
40.01 - 45.00	834	145,947,928.62	21.83	174,997.52	7.213	88.03	627
45.01 - 50.00	1,545	285,000,034.12	42.63	184,466.04	7.186	90.26	630
50.01 - 55.00	209	49,890,299.40	7.46	238,709.57	6.963	78.16	588
55.01 - 60.00	6	1,317,359.94	0.20	219,559.99	6.720	79.29	572
60.01 - 70.00	2	497,087.19	0.07	248,543.60	7.435	81.09	541
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

citigroup

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Primary	3,600	$648,525,895.04	97.01	$180,146.08	7.160	87.17	623
Investment	104	18,637,085.39	2.79	179,202.74	7.392	77.67	640
Second Home	6	1,326,583.46	0.20	221,097.24	7.011	78.40	624
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

*Based on mortgagor representation at origination.

Documentation Type

DOCUMENT TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Full Documentation	1,417	$271,028,259.62	40.54	$191,269.06	6.907	83.62	600
Limited Documentation	11	3,519,090.72	0.53	319,917.34	6.801	74.44	627
Stated Income	1,798	300,974,860.83	45.02	167,394.25	7.359	89.96	642
Stated Income - Self Employed	484	92,967,352.72	13.91	192,081.31	7.312	86.98	630
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Single Family	3,022	$552,990,540.06	82.72	$182,988.27	7.140	86.57	622
Detached PUD	332	54,949,453.50	8.22	165,510.40	7.213	88.62	625
Condo	243	37,283,652.86	5.58	153,430.67	7.451	89.25	630
2 Units	93	17,242,425.47	2.58	185,402.42	7.217	89.42	642
3 Units	17	5,112,634.48	0.76	300,743.20	7.225	79.55	648
4 Units	3	910,857.52	0.14	303,619.17	7.081	77.37	726
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Refinance-Debt Consolidation Cash Out**	1,411	$328,618,061.31	49.16	$232,897.28	7.024	78.48	594
Refinance-Debt Consolidation No Cash Out***	187	34,680,163.00	5.19	185,455.42	7.055	80.92	604
Purchase	2,112	305,191,339.58	45.65	144,503.48	7.332	96.62	657
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Index

INDEX TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
6-Month Libor	2,457	$557,427,362.70	83.39	$226,873.16	6.944	86.89	618
Fixed Rate (No Index)	1,253	111,062,201.19	16.61	88,637.03	8.281	86.92	649
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
California	2,270	$484,533,414.08	72.48	$213,450.84	7.019	85.17	620
Illinois	650	99,217,082.41	14.84	152,641.67	7.586	90.30	631
Texas	353	31,545,629.20	4.72	89,364.39	7.750	94.20	636
Utah	189	20,400,194.17	3.05	107,937.54	7.362	93.55	636
Colorado	143	17,744,250.39	2.65	124,085.67	7.243	92.36	628
Nevada	65	10,927,582.92	1.63	168,116.66	7.340	87.48	622
Missouri	35	3,403,065.16	0.51	97,230.43	8.027	93.81	633
Oregon	2	379,841.77	0.06	189,920.89	8.753	87.51	625
Indiana	3	338,503.79	0.05	112,834.60	8.508	94.11	619
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

Prepayment Penalty Term for Mortgage Loans

Prepayment Penalty Term (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0	1,089	$143,224,765.48	21.43	$131,519.53	7.684	90.80	636
12	86	18,071,894.88	2.70	210,138.31	7.139	84.25	622
24	2,215	443,212,511.14	66.30	200,095.94	7.042	86.92	617
36	320	63,980,392.39	9.57	199,938.73	6.877	78.70	641
Total:	**3,710**	**$668,489,563.89**	**100.00**	**$180,185.87**	**7.166**	**86.89**	**623**

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
None	3	$740,397.03	0.13	$246,799.01	6.341	83.74	643
5.500 - 5.999	30	5,503,518.16	0.99	183,450.61	7.306	89.76	632
6.000 - 6.499	2,015	460,529,710.71	82.62	228,550.72	6.823	89.40	631
6.500 - 6.999	299	67,023,436.18	12.02	224,158.65	7.355	74.97	554
7.000 - 7.499	109	23,410,300.62	4.20	214,773.40	8.092	70.96	549
7.500 - 7.999	1	220,000.00	0.04	220,000.00	6.990	80.00	586
Total:	**2,457**	**$557,427,362.70**	**100.00**	**$226,873.16**	**6.944**	**86.89**	**618**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
10.500 - 10.999	2	$373,142.92	0.07	$186,571.46	4.872	88.96	628
11.000 - 11.499	26	5,880,356.99	1.05	226,167.58	5.304	86.31	664
11.500 - 11.999	158	38,406,474.07	6.89	243,078.95	5.748	85.83	645
12.000 - 12.499	291	69,696,667.01	12.50	239,507.45	6.205	85.88	626
12.500 - 12.999	575	136,162,013.49	24.43	236,803.50	6.660	87.17	622
13.000 - 13.499	509	115,419,961.59	20.71	226,758.27	7.009	87.41	613
13.500 - 13.999	490	107,520,256.18	19.29	219,429.09	7.336	87.90	611
14.000 - 14.499	202	46,537,868.86	8.35	230,385.49	7.791	86.69	609
14.500 - 14.999	147	28,440,096.34	5.10	193,470.04	8.323	84.28	602
15.000 - 15.499	35	5,526,486.41	0.99	157,899.61	8.766	85.83	600
15.500 - 15.999	16	2,706,640.27	0.49	169,165.02	9.211	85.32	587
16.000 - 16.499	5	715,446.13	0.13	143,089.23	9.472	84.00	604
18.000 - 18.499	1	41,952.44	0.01	41,952.44	12.120	70.00	531
Total:	**2,457**	**$557,427,362.70**	**100.00**	**$226,873.16**	**6.944**	**86.89**	**618**

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
4.500 - 4.999	3	$798,142.92	0.14	$266,047.64	4.834	86.85	685
5.000 - 5.499	38	9,521,680.14	1.71	250,570.53	5.320	89.43	675
5.500 - 5.999	209	51,878,528.62	9.31	248,222.62	5.761	87.22	652
6.000 - 6.499	386	93,742,832.06	16.82	242,857.08	6.260	88.28	633
6.500 - 6.999	685	165,580,658.04	29.70	241,723.59	6.752	88.70	627
7.000 - 7.499	478	108,872,500.28	19.53	227,766.74	7.242	86.47	607
7.500 - 7.999	369	75,036,385.81	13.46	203,350.64	7.740	84.61	590
8.000 - 8.499	137	27,707,635.00	4.97	202,245.51	8.235	82.67	586
8.500 - 8.999	110	18,830,442.61	3.38	171,185.84	8.716	81.42	580
9.000 - 9.499	26	3,700,718.38	0.66	142,335.32	9.164	82.56	585
9.500 - 9.999	12	1,484,465.27	0.27	123,705.44	9.607	77.67	564
10.000 - 10.499	3	231,421.13	0.04	77,140.38	10.199	61.00	591
12.000 - 12.499	1	41,952.44	0.01	41,952.44	12.120	70.00	531
Total:	**2,457**	**$557,427,362.70**	**100.00**	**$226,873.16**	**6.944**	**86.89**	**618**

Next Rate Adjustment Dates of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
October 2005	1	$267,122.41	0.05	$267,122.41	6.750	90.00	632
January 2006	3	527,934.69	0.09	175,978.23	6.967	93.00	586
February 2006	2	491,949.24	0.09	245,974.62	7.513	88.99	652
March 2006	18	3,607,809.59	0.65	200,433.87	7.581	79.53	540
April 2006	26	6,605,924.17	1.19	254,074.01	6.987	79.89	566
May 2006	82	18,514,096.39	3.32	225,781.66	7.136	77.26	534
June 2006	488	107,223,677.01	19.24	219,720.65	6.673	87.25	621
July 2006	679	157,684,858.11	28.29	232,231.01	6.877	87.61	622
August 2006	845	193,180,424.02	34.66	228,615.89	7.071	88.30	622
September 2006	255	56,302,523.68	10.10	220,794.21	7.119	84.06	624
October 2006	2	539,300.00	0.10	269,650.00	8.132	89.99	629
June 2007	9	1,838,877.49	0.33	204,319.72	6.634	82.28	595
July 2007	18	3,771,083.69	0.68	209,504.65	6.959	84.71	657
August 2007	21	4,871,293.81	0.87	231,966.37	6.837	86.49	649
September 2007	8	2,000,488.40	0.36	250,061.05	6.544	84.84	647

Total:	**2,457**	**$557,427,362.70**	**100.00**	**$226,873.16**	**6.944**	**86.89**	**618**

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
1.000	1,989	$432,472,949.05	77.58	$217,432.35	7.014	85.00	607
1.500	468	124,954,413.65	22.42	266,996.61	6.702	93.43	656
Total:	**2,457**	**$557,427,362.70**	**100.00**	**$226,873.16**	**6.944**	**86.89**	**618**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
1.000	2,457	$557,427,362.70	100.00	$226,873.16	6.944	86.89	618
Total:	**2,457**	**$557,427,362.70**	**100.00**	**$226,873.16**	**6.944**	**86.89**	**618**

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,982		
Aggregate Current Principal Balance:	$490,209,180.21		
Average Current Principal Balance:	$164,389.40		$9,990.53 - $333,600.00
Aggregate Original Principal Balance:	$491,248,055.88		
Average Original Principal Balance:	$164,737.78		$10,000.00 - $333,700.00
Fully Amortizing Mortgage Loans:	77.62%		
Percent of Interest Only Loans	16.91%		
1st Lien:	94.01%		
Wtd. Avg. Gross Coupon:	7.176%		4.750% - 12.120%
Wtd. Avg. Original Term (months):	348		180 - 360
Wtd. Avg. Remaining Term (months):	345		174 - 360
Wtd. Avg. Margin (ARM Loans Only):	6.267%		0.000% - 7.650%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.179%		10.750% - 18.120%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.984%		4.750% - 12.120%
Wtd. Avg. Original LTV:	80.32%		12.66% - 120.00%
Wtd. Avg. Combined LTV:	86.73%		12.66% - 120.00%
Wtd. Avg. Borrower FICO:	621		500 - 817
Geographic Distribution (Top 5):	CA	66.97%	
	IL	17.51%	
	TX	5.46%	
	UT	3.98%	
	CO	3.26%	

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
2 Yr/6 Mo Libor	1,698	$322,395,755.97	65.77	$189,867.94	7.056	85.58	607
2 Yr/6 Mo Libor IO	341	76,878,952.36	15.68	225,451.47	6.693	94.01	654
3 Yr/6 Mo Libor	34	6,089,721.69	1.24	179,109.46	6.919	80.71	620
3 Yr/6 Mo Libor IO	12	2,583,387.26	0.53	215,282.27	6.808	86.60	652
Fixed	294	49,414,568.58	10.08	168,076.76	7.030	76.11	631
Fixed IO	13	3,391,011.62	0.69	260,847.05	6.746	83.96	661
Fixed Balloon	2	77,594.50	0.02	38,797.25	9.934	100.00	712
Fixed (2nd Lien)	76	2,616,297.19	0.53	34,424.96	10.094	99.77	658
Fixed Balloon (2nd Lien)	511	26,739,891.04	5.45	52,328.55	10.141	99.75	667
Fixed IO Balloon (2nd Lien)	1	22,000.00	0.00	22,000.00	9.700	100.00	699
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AT ORIGINATION	% OF PRINCIPAL BALANCE AT ORIGINATION	AVERAGE ORIGINAL BALANCE	WA GROSS COUPON (%)*	WA CLTV (%)*	WA FICO *
0.01 - 25,000.00	77	$1,527,148.00	0.31	$19,833.09	9.916	99.79	641
25,000.01 - 50,000.00	283	11,104,785.00	2.26	39,239.52	10.048	98.66	657
50,000.01 - 75,000.00	252	15,597,345.00	3.18	61,894.23	9.558	93.89	651
75,000.01 - 100,000.00	209	18,525,448.00	3.77	88,638.51	8.343	89.36	629
100,000.01 - 125,000.00	212	23,948,898.08	4.88	112,966.50	7.626	85.88	622
125,000.01 - 150,000.00	250	34,775,980.00	7.08	139,103.92	7.268	85.15	616
150,000.01 - 175,000.00	267	43,428,014.00	8.84	162,651.74	6.889	83.92	614
175,000.01 - 200,000.00	364	68,552,422.00	13.95	188,330.83	6.973	85.45	619
200,000.01 - 225,000.00	282	60,178,443.80	12.25	213,398.74	6.908	85.44	622
225,000.01 - 250,000.00	249	59,122,516.00	12.04	237,439.82	6.822	86.09	616
250,000.01 - 275,000.00	186	48,717,367.00	9.92	261,921.33	6.844	85.89	622
275,000.01 - 300,000.00	191	54,961,627.00	11.19	287,757.21	6.894	87.22	622
300,000.01 - 333,700.00	160	50,808,062.00	10.34	317,550.39	6.907	88.73	617
Total:	**2,982**	**$491,248,055.88**	**100.00**	**$164,737.78**	**7.176**	**86.73**	**621**

*Weighted by the Original Balance

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0.01 - 25,000.00	77	$1,522,490.06	0.31	$19,772.60	9.916	99.79	641
25,000.01 - 50,000.00	288	11,321,538.12	2.31	39,310.90	10.026	97.88	656
50,000.01 - 75,000.00	250	15,540,263.11	3.17	62,161.05	9.544	93.92	650
75,000.01 - 100,000.00	207	18,355,259.79	3.74	88,672.75	8.341	89.70	629
100,000.01 - 125,000.00	211	23,803,876.90	4.86	112,814.58	7.630	85.89	622
125,000.01 - 150,000.00	252	35,004,754.29	7.14	138,907.76	7.256	85.07	617
150,000.01 - 175,000.00	269	43,723,431.20	8.92	162,540.64	6.896	84.00	613
175,000.01 - 200,000.00	360	67,697,004.69	13.81	188,047.24	6.975	85.45	619
200,000.01 - 225,000.00	285	60,734,502.81	12.39	213,103.52	6.908	85.47	621
225,000.01 - 250,000.00	248	58,814,356.45	12.00	237,154.66	6.833	86.00	616
250,000.01 - 275,000.00	188	49,217,177.38	10.04	261,793.50	6.829	85.94	622
275,000.01 - 300,000.00	190	54,666,909.72	11.15	287,720.58	6.894	87.44	623
300,000.01 - 333,700.00	157	49,807,615.69	10.16	317,245.96	6.910	88.59	617
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
121 - 180	613	$31,951,941.85	6.52	$52,123.89	9.916	97.17	663
301 - 360	2,369	458,257,238.36	93.48	193,439.10	6.985	86.01	618
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Current Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
4.500 - 4.999	2	$373,142.92	0.08	$186,571.46	4.872	88.96	628
5.000 - 5.499	31	6,917,203.74	1.41	223,135.60	5.330	91.44	667
5.500 - 5.999	180	38,655,934.95	7.89	214,755.19	5.777	86.80	648
6.000 - 6.499	384	80,805,288.16	16.48	210,430.44	6.246	85.65	639
6.500 - 6.999	632	130,207,659.86	26.56	206,024.78	6.756	87.55	625
7.000 - 7.499	460	88,447,175.81	18.04	192,276.47	7.240	85.93	609
7.500 - 7.999	386	68,887,580.16	14.05	178,465.23	7.740	84.21	594
8.000 - 8.499	137	22,426,826.31	4.57	163,699.46	8.235	83.53	586
8.500 - 8.999	123	17,986,639.42	3.67	146,232.84	8.728	82.30	582
9.000 - 9.499	31	3,736,622.25	0.76	120,536.20	9.179	81.76	585
9.500 - 9.999	257	13,041,213.92	2.66	50,744.02	9.833	96.90	667
10.000 - 10.499	301	15,828,299.76	3.23	52,585.71	10.278	99.21	659
10.500 - 10.999	53	2,640,132.07	0.54	49,813.81	10.614	97.26	623
11.000 - 11.499	2	109,589.12	0.02	54,794.56	11.103	97.14	670
11.500 - 11.999	2	103,919.32	0.02	51,959.66	11.684	100.00	615
12.000 - 12.499	1	41,952.44	0.01	41,952.44	12.120	70.00	531
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

Seasoning

SEASONING (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0 - 6	2,957	$485,434,201.09	99.03	$164,164.42	7.173	86.78	622
7 - 12	25	4,774,979.12	0.97	190,999.16	7.474	81.87	562
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

citigroup

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0.01 - 25.00	10	$559,874.27	0.11	$55,987.43	8.503	49.22	643
25.01 - 30.00	6	490,036.37	0.10	81,672.73	7.420	27.14	568
30.01 - 35.00	5	785,305.68	0.16	157,061.14	6.735	33.21	648
35.01 - 40.00	13	1,980,115.98	0.40	152,316.61	7.069	37.92	609
40.01 - 45.00	17	2,160,345.78	0.44	127,079.16	7.016	43.04	567
45.01 - 50.00	29	4,466,984.18	0.91	154,033.94	6.919	47.69	574
50.01 - 55.00	35	5,920,040.17	1.21	169,144.00	7.019	53.47	595
55.01 - 60.00	43	7,240,524.08	1.48	168,384.28	6.841	58.27	601
60.01 - 65.00	93	17,473,251.65	3.56	187,884.43	6.913	63.22	578
65.01 - 70.00	144	28,103,934.56	5.73	195,166.21	7.065	68.68	575
70.01 - 75.00	198	39,138,082.80	7.98	197,667.08	7.199	74.16	573
75.01 - 80.00	1,171	218,862,411.15	44.65	186,902.14	6.788	93.95	641
80.01 - 85.00	217	45,662,722.01	9.31	210,427.29	7.072	84.60	593
85.01 - 90.00	285	62,176,373.68	12.68	218,162.71	7.072	89.61	618
90.01 - 95.00	122	23,204,517.95	4.73	190,200.97	7.976	94.72	633
95.01 - 100.00	592	31,889,739.44	6.51	53,867.80	9.960	99.96	664
100.01 - 120.00	2	94,920.46	0.02	47,460.23	10.282	114.63	640
Total:	2,982	$490,209,180.21	100.00	$164,389.40	7.176	86.73	621

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Combined Loan-to-Value Ratios

RANGE OF COMBINED LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0.01 - 25.00	5	$360,249.52	0.07	$72,049.90	7.732	21.08	629
25.01 - 30.00	6	490,036.37	0.10	81,672.73	7.420	27.14	568
30.01 - 35.00	5	785,305.68	0.16	157,061.14	6.735	33.21	648
35.01 - 40.00	13	1,980,115.98	0.40	152,316.61	7.069	37.92	609
40.01 - 45.00	16	2,011,179.92	0.41	125,698.75	6.999	42.89	571
45.01 - 50.00	30	4,616,150.04	0.94	153,871.67	6.930	47.61	572
50.01 - 55.00	33	5,576,655.86	1.14	168,989.57	7.005	52.27	598
55.01 - 60.00	43	7,240,524.08	1.48	168,384.28	6.841	58.27	601
60.01 - 65.00	93	17,473,251.65	3.56	187,884.43	6.913	63.22	578
65.01 - 70.00	143	27,824,638.09	5.68	194,577.89	7.067	68.64	576
70.01 - 75.00	199	39,495,677.66	8.06	198,470.74	7.190	74.01	573
75.01 - 80.00	325	62,421,797.62	12.73	192,067.07	7.127	79.29	586
80.01 - 85.00	211	44,572,498.98	9.09	211,244.07	7.057	84.41	594
85.01 - 90.00	289	63,285,566.40	12.91	218,981.20	7.072	89.54	618
90.01 - 95.00	149	28,140,496.19	5.74	188,862.39	7.809	94.71	635
95.01 - 100.00	1,418	183,392,393.62	37.41	129,331.73	7.228	99.96	664
100.01 - 120.00	4	542,642.55	0.11	135,660.64	7.292	114.05	640
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

citigroup

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

FICO Score

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
500 - 525	241	$46,239,233.19	9.43	$191,864.04	7.462	73.60	513
526 - 550	203	39,190,424.30	7.99	193,056.28	7.391	74.81	538
551 - 575	180	33,124,418.75	6.76	184,024.55	7.272	77.94	563
576 - 600	331	59,486,192.92	12.13	179,716.59	7.117	83.16	588
601 - 625	409	65,433,049.19	13.35	159,983.01	7.156	87.45	614
626 - 650	559	86,207,657.60	17.59	154,217.63	7.208	92.69	638
651 - 675	474	71,670,151.86	14.62	151,202.85	7.123	92.80	662
676 - 700	271	40,365,171.30	8.23	148,948.97	6.965	93.37	687
701 - 725	133	20,973,505.34	4.28	157,695.53	6.960	92.53	712
726 - 750	89	13,241,502.51	2.70	148,780.93	6.923	94.58	737
751 - 775	66	10,168,199.61	2.07	154,063.63	6.957	93.20	761
776 - 800	22	3,394,839.14	0.69	154,310.87	7.190	91.10	787
801 - 825	4	714,834.50	0.15	178,708.63	6.786	100.00	809
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0.01 - 25.00	105	$15,363,952.26	3.13	$146,323.35	7.305	81.28	619
25.01 - 30.00	145	20,945,441.29	4.27	144,451.32	7.138	80.66	616
30.01 - 35.00	299	45,723,299.88	9.33	152,920.74	7.236	82.40	613
35.01 - 40.00	388	61,898,039.43	12.63	159,531.03	7.126	83.53	623
40.01 - 45.00	673	108,876,001.40	22.21	161,777.12	7.223	88.25	625
45.01 - 50.00	1,204	203,554,630.73	41.52	169,065.31	7.185	90.34	627
50.01 - 55.00	161	32,451,178.34	6.62	201,560.11	6.944	78.04	587
55.01 - 60.00	5	899,549.69	0.18	179,909.94	6.920	79.05	576
60.01 - 70.00	2	497,087.19	0.10	248,543.60	7.435	81.09	541
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Primary	2,885	$475,441,897.54	96.99	$164,797.88	7.167	87.00	621
Investment	93	14,236,247.73	2.90	153,077.93	7.497	78.23	638
Second Home	4	531,034.94	0.11	132,758.74	6.792	72.18	590
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

*Based on mortgagor representation at origination.

Documentation Type

DOCUMENT TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Full Documentation	1,177	$196,607,662.05	40.11	$167,041.34	6.956	82.96	598
Limited Documentation	6	1,429,604.72	0.29	238,267.45	6.756	72.06	591
Stated Income	1,443	232,155,509.09	47.36	160,883.93	7.326	89.72	638
Stated Income - Self Employed	356	60,016,404.35	12.24	168,585.41	7.331	87.90	631
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Single Family	2,428	$405,129,076.09	82.64	$166,857.12	7.144	86.13	620
Detached PUD	264	39,201,714.33	8.00	148,491.34	7.268	90.68	625
Condo	200	30,812,182.25	6.29	154,060.91	7.433	88.92	628
2 Units	78	12,659,677.16	2.58	162,303.55	7.298	90.22	639
3 Units	10	1,974,069.60	0.40	197,406.96	7.249	77.80	617
4 Units	2	432,460.78	0.09	216,230.39	7.227	80.00	681
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Refinance-Debt Consolidation Cash Out**	1,180	$235,825,322.73	48.11	$199,851.97	7.085	77.59	591
Refinance-Debt Consolidation No Cash Out***	160	27,465,513.12	5.60	171,659.46	7.124	80.58	603
Purchase	1,642	226,918,344.36	46.29	138,196.31	7.277	96.98	655
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Index

INDEX TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
6-Month Libor	2,085	$407,947,817.28	83.22	$195,658.43	6.984	87.10	616
Fixed Rate (No Index)	897	82,261,362.93	16.78	91,707.21	8.131	84.90	645
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
California	1,729	$328,308,878.89	66.97	$189,883.68	7.016	84.31	617
Illinois	560	85,819,445.25	17.51	153,249.01	7.534	90.68	630
Texas	303	26,741,203.17	5.46	88,254.80	7.756	94.15	631
Utah	171	19,490,114.40	3.98	113,977.28	7.293	93.63	635
Colorado	126	15,975,464.15	3.26	126,789.40	7.161	92.69	624
Nevada	56	9,827,429.40	2.00	175,489.81	7.236	87.10	622
Missouri	32	3,328,299.39	0.68	104,009.36	7.979	93.68	632
Oregon	2	379,841.77	0.08	189,920.89	8.753	87.51	625
Indiana	3	338,503.79	0.07	112,834.60	8.508	94.11	619
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

Prepayment Penalty Term for Mortgage Loans

Prepayment Penalty Term (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0	878	$114,463,365.75	23.35	$130,368.30	7.621	91.07	633
12	67	12,283,412.69	2.51	183,334.52	7.079	84.72	624
24	1,757	314,016,872.46	64.06	178,723.32	7.051	86.75	614
36	280	49,445,529.31	10.09	176,591.18	6.965	77.11	636
Total:	**2,982**	**$490,209,180.21**	**100.00**	**$164,389.40**	**7.176**	**86.73**	**621**

citigroup

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
None	2	$366,750.96	0.09	$183,375.48	6.129	79.15	554
5.500 - 5.999	27	4,386,432.93	1.08	162,460.48	7.246	89.52	629
6.000 - 6.499	1,709	338,007,943.66	82.86	197,781.13	6.859	89.68	629
6.500 - 6.999	252	47,401,895.14	11.62	188,102.76	7.413	74.84	551
7.000 - 7.499	94	17,564,794.59	4.31	186,859.52	8.184	70.15	549
7.500 - 7.999	1	220,000.00	0.05	220,000.00	6.990	80.00	586
Total:	**2,085**	**$407,947,817.28**	**100.00**	**$195,658.43**	**6.984**	**87.10**	**616**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
10.500 - 10.999	2	$373,142.92	0.09	$186,571.46	4.872	88.96	628
11.000 - 11.499	23	4,743,880.55	1.16	206,255.68	5.311	89.50	660
11.500 - 11.999	129	26,998,411.59	6.62	209,290.01	5.769	86.36	640
12.000 - 12.499	247	51,479,514.14	12.62	208,419.09	6.202	86.44	629
12.500 - 12.999	481	98,227,682.77	24.08	204,215.56	6.672	87.50	621
13.000 - 13.499	432	84,356,542.91	20.68	195,269.78	7.032	87.58	613
13.500 - 13.999	421	80,194,440.28	19.66	190,485.61	7.409	87.63	608
14.000 - 14.499	166	32,098,073.76	7.87	193,361.89	7.829	87.35	609
14.500 - 14.999	130	21,621,803.11	5.30	166,321.56	8.431	84.28	596
15.000 - 15.499	34	5,131,286.41	1.26	150,920.19	8.800	84.73	596
15.500 - 15.999	15	2,336,140.27	0.57	155,742.68	9.300	83.78	584
16.000 - 16.499	4	344,946.13	0.08	86,236.53	9.844	72.19	597
18.000 - 18.499	1	41,952.44	0.01	41,952.44	12.120	70.00	531
Total:	**2,085**	**$407,947,817.28**	**100.00**	**$195,658.43**	**6.984**	**87.10**	**616**

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
4.500 - 4.999	2	$373,142.92	0.09	$186,571.46	4.872	88.96	628
5.000 - 5.499	31	6,917,203.74	1.70	223,135.60	5.330	91.44	667
5.500 - 5.999	171	36,952,266.14	9.06	216,095.12	5.774	87.73	647
6.000 - 6.499	322	67,681,696.35	16.59	210,191.60	6.253	88.29	635
6.500 - 6.999	559	114,831,352.78	28.15	205,422.81	6.760	88.88	624
7.000 - 7.499	405	79,257,156.40	19.43	195,696.68	7.240	86.98	608
7.500 - 7.999	331	59,883,135.72	14.68	180,915.82	7.744	84.81	590
8.000 - 8.499	120	20,736,547.90	5.08	172,804.57	8.231	83.87	584
8.500 - 8.999	103	16,227,258.11	3.98	157,546.20	8.724	81.98	581
9.000 - 9.499	25	3,330,218.38	0.82	133,208.74	9.168	81.18	582
9.500 - 9.999	12	1,484,465.27	0.36	123,705.44	9.607	77.67	564
10.000 - 10.499	3	231,421.13	0.06	77,140.38	10.199	61.00	591
12.000 - 12.499	1	41,952.44	0.01	41,952.44	12.120	70.00	531
Total:	**2,085**	**$407,947,817.28**	**100.00**	**$195,658.43**	**6.984**	**87.10**	**616**

Next Rate Adjustment Dates of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
October 2005	1	$267,122.41	0.07	$267,122.41	6.750	90.00	632
January 2006	3	527,934.69	0.13	175,978.23	6.967	93.00	586
February 2006	2	491,949.24	0.12	245,974.62	7.513	88.99	652
March 2006	17	3,159,865.88	0.77	185,874.46	7.639	78.76	541
April 2006	19	3,835,355.94	0.94	201,860.84	7.122	80.82	559
May 2006	75	15,546,053.76	3.81	207,280.72	7.211	76.89	534
June 2006	426	81,955,383.21	20.09	192,383.53	6.699	88.36	619
July 2006	569	113,612,408.60	27.85	199,670.31	6.921	88.07	622
August 2006	713	140,900,408.35	34.54	197,616.28	7.103	88.38	620
September 2006	212	38,438,926.25	9.42	181,315.69	7.182	83.22	622
October 2006	2	539,300.00	0.13	269,650.00	8.132	89.99	629
June 2007	8	1,465,154.79	0.36	183,144.35	6.578	84.51	615
July 2007	16	3,011,700.70	0.74	188,231.29	7.092	83.67	640
August 2007	16	2,978,211.95	0.73	186,138.25	6.886	82.65	623
September 2007	6	1,218,041.51	0.30	203,006.92	6.746	76.58	635

Total:	2,085	$407,947,817.28	100.00	$195,658.43	6.984	87.10	616

Group 1 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
1.000	1,732	$328,485,477.66	80.52	$189,656.74	7.053	85.49	607
1.500	353	79,462,339.62	19.48	225,105.78	6.697	93.77	654
Total:	**2,085**	**$407,947,817.28**	**100.00**	**$195,658.43**	**6.984**	**87.10**	**616**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
1.000	2,085	$407,947,817.28	100.00	$195,658.43	6.984	87.10	616
Total:	**2,085**	**$407,947,817.28**	**100.00**	**$195,658.43**	**6.984**	**87.10**	**616**

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	728	
Aggregate Current Principal Balance:	$178,280,383.68	
Average Current Principal Balance:	$244,890.64	$9,819.45 - $635,285.88
Aggregate Original Principal Balance:	$178,596,779.10	
Average Original Principal Balance:	$245,325.25	$10,000.00 - $637,500.00
Fully Amortizing Mortgage Loans:	64.63%	
Percent of Interest Only Loans	26.18%	
1st Lien:	90.29%	
Wtd. Avg. Gross Coupon:	7.138%	4.800% - 12.000%
Wtd. Avg. Original Term (months):	342	180 - 360
Wtd. Avg. Remaining Term (months):	339	177 - 359
Wtd. Avg. Margin (ARM Loans Only):	6.263%	0.000% - 7.425%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.140%	11.200% - 16.125%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.835%	4.800% - 9.125%
Wtd. Avg. Original LTV:	82.92%	45.45% - 100.00%
Wtd. Avg. Combined LTV:	87.33%	45.46% - 100.00%
Wtd. Avg. Borrower FICO:	629	502 - 800
Geographic Distribution (Top 5):	CA 87.63%	
	IL 7.51%	
	TX 2.69%	
	CO 0.99%	
	NV 0.62%	

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
2 Yr/6 Mo Libor	249	$100,921,436.95	56.61	$405,306.98	6.901	83.23	606
2 Yr/6 Mo Libor IO	113	44,749,474.03	25.10	396,013.04	6.708	92.80	657
3 Yr/6 Mo Libor	8	3,066,034.44	1.72	383,254.31	6.524	90.14	653
3 Yr/6 Mo Libor IO	2	742,600.00	0.42	371,300.00	6.887	94.55	756
Fixed	25	10,319,657.23	5.79	412,786.29	6.560	81.74	649
Fixed IO	3	1,173,698.90	0.66	391,232.97	6.285	84.06	656
Fixed (2nd Lien)	29	922,637.36	0.52	31,815.08	10.072	99.72	661
Fixed Balloon (2nd Lien)	299	16,384,844.77	9.19	54,798.81	10.161	99.82	668
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AT ORIGINATION	% OF PRINCIPAL BALANCE AT ORIGINATION	AVERAGE ORIGINAL BALANCE	WA GROSS COUPON (%)*	WA CLTV (%)*	WA FICO *
0.01 - 25,000.00	33	$641,388.90	0.36	$19,436.03	10.045	98.80	643
25,000.01 - 50,000.00	123	4,655,333.00	2.61	37,848.24	10.137	99.76	665
50,000.01 - 75,000.00	119	7,183,577.20	4.02	60,366.19	10.216	99.87	666
75,000.01 - 100,000.00	45	3,912,663.00	2.19	86,948.07	10.161	99.89	671
100,000.01 - 125,000.00	7	802,000.00	0.45	114,571.43	9.834	100.00	704
125,000.01 - 150,000.00	1	145,000.00	0.08	145,000.00	9.990	100.00	632
333,700.01 - 350,000.00	68	23,263,095.00	13.03	342,104.34	6.812	87.95	627
350,000.01 - 500,000.00	314	127,904,047.00	71.62	407,337.73	6.807	85.72	623
500,000.01 -650,000.00	18	10,089,675.00	5.65	560,537.50	6.898	84.77	643
Total:	**728**	**$178,596,779.10**	**100.00**	**$245,325.25**	**7.138**	**87.32**	**629**

*Weighted by the Original Balance

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0.01 - 25,000.00	33	$639,675.04	0.36	$19,384.09	10.046	98.80	643
25,000.01 - 50,000.00	123	4,640,719.40	2.60	37,729.43	10.136	99.76	665
50,000.01 - 75,000.00	119	7,173,943.87	4.02	60,285.24	10.216	99.87	666
75,000.01 - 100,000.00	45	3,907,451.66	2.19	86,832.26	10.161	99.89	671
100,000.01 - 125,000.00	7	800,886.62	0.45	114,412.37	9.834	100.00	704
125,000.01 - 150,000.00	1	144,805.54	0.08	144,805.54	9.990	100.00	632
333,700.01 - 350,000.00	72	24,624,850.37	13.81	342,011.81	6.815	87.90	627
350,000.01 - 500,000.00	310	126,282,989.80	70.83	407,364.48	6.807	85.71	623
500,000.01 -650,000.00	18	10,065,061.38	5.65	559,170.08	6.899	84.77	643
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
121 - 180	329	$17,842,116.23	10.01	$54,231.36	10.047	99.52	668
301 - 360	399	160,438,267.45	89.99	402,100.92	6.815	85.97	625
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Current Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
4.500 - 4.999	1	$425,000.00	0.24	$425,000.00	4.800	85.00	736
5.000 - 5.499	8	3,002,211.90	1.68	375,276.49	5.320	84.21	697
5.500 - 5.999	41	16,172,783.69	9.07	394,458.14	5.738	84.88	667
6.000 - 6.499	75	30,460,732.46	17.09	406,143.10	6.276	87.45	632
6.500 - 6.999	135	54,462,376.11	30.55	403,425.01	6.732	87.91	632
7.000 - 7.499	74	30,023,012.73	16.84	405,716.39	7.246	84.94	604
7.500 - 7.999	41	16,482,013.06	9.24	402,000.32	7.719	84.21	589
8.000 - 8.499	17	6,971,087.10	3.91	410,063.95	8.246	79.11	592
8.500 - 8.999	9	2,717,480.02	1.52	301,942.22	8.674	78.88	576
9.000 - 9.499	1	370,500.00	0.21	370,500.00	9.125	95.00	610
9.500 - 9.999	131	6,796,216.30	3.81	51,879.51	9.870	99.77	695
10.000 - 10.499	174	9,377,789.22	5.26	53,895.34	10.315	99.86	652
10.500 - 10.999	17	804,447.29	0.45	47,320.43	10.539	99.80	616
11.000 - 11.499	3	177,055.49	0.10	59,018.50	11.400	98.81	627
12.000 - 12.499	1	37,678.31	0.02	37,678.31	12.000	100.00	624
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Seasoning

SEASONING (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0 - 6	727	$177,832,439.97	99.75	$244,611.33	7.138	87.33	629
7 - 12	1	447,943.71	0.25	447,943.71	7.170	85.00	532
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
45.01 - 50.00	2	$931,143.07	0.52	$465,571.54	5.855	46.19	615
50.01 - 55.00	5	2,019,758.47	1.13	403,951.69	6.678	52.74	565
55.01 - 60.00	5	2,202,767.01	1.24	440,553.40	6.287	58.23	598
60.01 - 65.00	13	5,690,226.27	3.19	437,709.71	6.951	63.67	586
65.01 - 70.00	17	6,714,034.79	3.77	394,943.22	7.364	69.12	569
70.01 - 75.00	30	12,654,554.85	7.10	421,818.50	6.982	74.07	592
75.01 - 80.00	162	63,497,674.45	35.62	391,960.95	6.705	91.77	647
80.01 - 85.00	59	23,658,355.76	13.27	400,989.08	6.821	85.26	599
85.01 - 90.00	90	35,640,021.72	19.99	396,000.24	6.802	89.64	633
90.01 - 95.00	26	7,572,388.29	4.25	291,245.70	7.391	94.94	638
95.01 - 100.00	319	17,699,459.00	9.93	55,484.20	9.997	99.95	667
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

citigroup

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Combined Loan-to-Value Ratios

RANGE OF COMBINED LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
45.01 - 50.00	2	$931,143.07	0.52	$465,571.54	5.855	46.19	615
50.01 - 55.00	5	2,019,758.47	1.13	403,951.69	6.678	52.74	565
55.01 - 60.00	5	2,202,767.01	1.24	440,553.40	6.287	58.23	598
60.01 - 65.00	13	5,690,226.27	3.19	437,709.71	6.951	63.67	586
65.01 - 70.00	17	6,714,034.79	3.77	394,943.22	7.364	69.12	569
70.01 - 75.00	29	12,291,333.60	6.89	423,839.09	6.963	73.82	595
75.01 - 80.00	62	24,407,037.27	13.69	393,661.89	6.958	79.41	599
80.01 - 85.00	57	22,849,221.46	12.82	400,863.53	6.822	84.70	597
85.01 - 90.00	91	36,290,416.40	20.36	398,795.78	6.796	89.50	633
90.01 - 95.00	31	9,438,512.28	5.29	304,468.14	7.282	94.86	633
95.01 - 100.00	416	55,445,933.06	31.10	133,283.49	7.650	99.93	674
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

citigroup

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

FICO Score

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
500 - 525	28	$10,898,137.87	6.11	$389,219.21	7.370	75.28	513
526 - 550	31	12,337,884.10	6.92	397,996.26	7.277	79.67	537
551 - 575	41	16,237,502.68	9.11	396,036.65	6.932	77.62	563
576 - 600	57	18,085,702.08	10.14	317,293.02	7.002	83.46	589
601 - 625	94	25,649,853.69	14.39	272,870.78	7.159	86.54	614
626 - 650	165	32,729,681.53	18.36	198,361.71	7.301	91.18	637
651 - 675	123	23,160,758.57	12.99	188,298.85	7.227	91.33	662
676 - 700	82	15,069,471.76	8.45	183,774.05	7.229	94.47	685
701 - 725	34	7,159,779.27	4.02	210,581.74	6.829	93.53	710
726 - 750	35	8,855,870.33	4.97	253,024.87	6.854	92.43	738
751 - 775	27	5,696,834.11	3.20	210,993.86	6.815	92.38	760
776 - 800	11	2,398,907.69	1.35	218,082.52	6.657	99.28	782
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0.01 - 25.00	19	$5,486,702.85	3.08	$288,773.83	6.901	89.58	634
25.01 - 30.00	30	7,831,322.96	4.39	261,044.10	6.939	82.92	631
30.01 - 35.00	37	9,056,710.04	5.08	244,775.95	7.094	83.70	617
35.01 - 40.00	91	19,531,385.91	10.96	214,630.61	7.151	86.76	626
40.01 - 45.00	161	37,071,927.22	20.79	230,260.42	7.184	87.40	633
45.01 - 50.00	341	81,445,403.39	45.68	238,842.83	7.189	90.06	637
50.01 - 55.00	48	17,439,121.06	9.78	363,315.02	6.998	78.38	589
55.01 - 60.00	1	417,810.25	0.23	417,810.25	6.290	79.81	563
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Primary	715	$173,083,997.50	97.09	$242,075.52	7.140	87.64	628
Investment	11	4,400,837.66	2.47	400,076.15	7.049	75.85	647
Second Home	2	795,548.52	0.45	397,774.26	7.157	82.56	646
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

*Based on mortgagor representation at origination.

Documentation Type

DOCUMENT TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Full Documentation	240	$74,420,597.57	41.74	$310,085.82	6.776	85.36	606
Limited Documentation	5	2,089,486.00	1.17	417,897.20	6.831	76.08	652
Stated Income	355	68,819,351.74	38.60	193,857.33	7.471	90.77	653
Stated Income - Self Employed	128	32,950,948.37	18.48	257,429.28	7.279	85.30	629
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

citigroup

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Single Family	594	$147,861,463.97	82.94	$248,925.02	7.131	87.77	627
Detached PUD	68	15,747,739.17	8.83	231,584.40	7.075	83.49	624
Condo	43	6,471,470.61	3.63	150,499.32	7.537	90.85	636
2 Units	15	4,582,748.31	2.57	305,516.55	6.992	87.21	653
3 Units	7	3,138,564.88	1.76	448,366.41	7.211	80.65	667
4 Units	1	478,396.74	0.27	478,396.74	6.950	75.00	767
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
Refinance-Debt Consolidation Cash Out**	231	$92,792,738.58	52.05	$401,700.17	6.869	80.75	603
Refinance-Debt Consolidation No Cash Out***	27	7,214,649.88	4.05	267,209.25	6.797	82.19	607
Purchase	470	78,272,995.22	43.90	166,538.29	7.489	95.60	662
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

citigroup

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Index

INDEX TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
6-Month Libor	372	$149,479,545.42	83.85	$401,826.74	6.835	86.29	623
Fixed Rate (No Index)	356	28,800,838.26	16.15	80,901.23	8.710	92.69	660
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
California	541	$156,224,535.19	87.63	$288,769.94	7.025	86.97	627
Illinois	90	13,397,637.16	7.51	148,862.64	7.917	87.93	638
Texas	50	4,804,426.03	2.69	96,088.52	7.721	94.49	666
Colorado	17	1,768,786.24	0.99	104,046.25	7.981	89.39	663
Nevada	9	1,100,153.52	0.62	122,239.28	8.262	90.86	625
Utah	18	910,079.77	0.51	50,559.99	8.837	91.98	649
Missouri	3	74,765.77	0.04	24,921.92	10.154	99.55	671
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Prepayment Penalty Term for Mortgage Loans

Prepayment Penalty Term (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
0	211	$28,761,399.73	16.13	$136,309.95	7.934	89.76	646
12	19	5,788,482.19	3.25	304,656.96	7.266	83.26	617
24	458	129,195,638.68	72.47	282,086.55	7.018	87.33	623
36	40	14,534,863.08	8.15	363,371.58	6.576	84.12	656
Total:	**728**	**$178,280,383.68**	**100.00**	**$244,890.64**	**7.138**	**87.33**	**629**

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
None	1	$373,646.07	0.25	$373,646.07	6.550	88.24	730
5.500 - 5.999	3	1,117,085.23	0.75	372,361.74	7.541	90.70	643
6.000 - 6.499	306	122,521,767.05	81.97	400,397.93	6.722	88.63	636
6.500 - 6.999	47	19,621,541.04	13.13	417,479.60	7.214	75.27	562
7.000 - 7.499	15	5,845,506.03	3.91	389,700.40	7.814	73.39	548
Total:	**372**	**$149,479,545.42**	**100.00**	**$401,826.74**	**6.835**	**86.29**	**623**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
11.000 - 11.499	3	$1,136,476.44	0.76	$378,825.48	5.272	73.01	683
11.500 - 11.999	29	11,408,062.48	7.63	393,381.46	5.700	84.57	657
12.000 - 12.499	44	18,217,152.87	12.19	414,026.20	6.213	84.31	617
12.500 - 12.999	94	37,934,330.72	25.38	403,556.71	6.630	86.32	626
13.000 - 13.499	77	31,063,418.68	20.78	403,421.02	6.948	86.97	616
13.500 - 13.999	69	27,325,815.90	18.28	396,026.32	7.123	88.71	623
14.000 - 14.499	36	14,439,795.10	9.66	401,105.42	7.706	85.21	609
14.500 - 14.999	17	6,818,293.23	4.56	401,076.07	7.981	84.31	620
15.000 - 15.499	1	395,200.00	0.26	395,200.00	8.330	100.00	648
15.500 - 15.999	1	370,500.00	0.25	370,500.00	8.650	95.00	605
16.000 - 16.499	1	370,500.00	0.25	370,500.00	9.125	95.00	610
Total:	**372**	**$149,479,545.42**	**100.00**	**$401,826.74**	**6.835**	**86.29**	**623**

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
4.500 - 4.999	1	$425,000.00	0.28	$425,000.00	4.800	85.00	736
5.000 - 5.499	7	2,604,476.40	1.74	372,068.06	5.294	84.08	696
5.500 - 5.999	38	14,926,262.48	9.99	392,796.38	5.728	85.96	666
6.000 - 6.499	64	26,061,135.71	17.43	407,205.25	6.278	88.25	628
6.500 - 6.999	126	50,749,305.26	33.95	402,772.26	6.732	88.30	632
7.000 - 7.499	73	29,615,343.88	19.81	405,689.64	7.249	85.09	604
7.500 - 7.999	38	15,153,250.09	10.14	398,769.74	7.725	83.83	586
8.000 - 8.499	17	6,971,087.10	4.66	410,063.95	8.246	79.11	592
8.500 - 8.999	7	2,603,184.50	1.74	371,883.50	8.664	77.96	570
9.000 - 9.499	1	370,500.00	0.25	370,500.00	9.125	95.00	610
Total:	**372**	**$149,479,545.42**	**100.00**	**$401,826.74**	**6.835**	**86.29**	**623**

Next Rate Adjustment Dates of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
March 2006	1	$447,943.71	0.30	$447,943.71	7.170	85.00	532
April 2006	7	2,770,568.23	1.85	395,795.46	6.800	78.60	577
May 2006	7	2,968,042.63	1.99	424,006.09	6.748	79.19	532
June 2006	62	25,268,293.80	16.90	407,553.13	6.590	83.65	625
July 2006	110	44,072,449.51	29.48	400,658.63	6.763	86.41	622
August 2006	132	52,280,015.67	34.97	396,060.72	6.986	88.09	626
September 2006	43	17,863,597.43	11.95	415,432.50	6.982	85.87	627
June 2007	1	373,722.70	0.25	373,722.70	6.850	73.53	518
July 2007	2	759,382.99	0.51	379,691.50	6.431	88.87	721
August 2007	5	1,893,081.86	1.27	378,616.37	6.760	92.53	688
September 2007	2	782,446.89	0.52	391,223.45	6.231	97.70	665
Total:	**372**	**$149,479,545.42**	**100.00**	**$401,826.74**	**6.835**	**86.29**	**623**

Group 2 Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
1.000	257	$103,987,471.39	69.57	$404,620.51	6.890	83.43	607
1.500	115	45,492,074.03	30.43	395,583.25	6.710	92.83	659
Total:	**372**	**$149,479,545.42**	**100.00**	**$401,826.74**	**6.835**	**86.29**	**623**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	AVERAGE CURRENT BALANCE	WA GROSS COUPON (%)	WA CLTV (%)	WA FICO
1.000	372	$149,479,545.42	100.00	$401,826.74	6.835	86.29	623
Total:	**372**	**$149,479,545.42**	**100.00**	**$401,826.74**	**6.835**	**86.29**	**623**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Citigroup Global Markets Inc.

Mortgage Finance

Philip Seares	212-723-1145
Perry DeFelice	212-723-1153
Robert Murphy	212-723-1146

Mortgage Trading

Jim De Mare	212-723-6325
Matthew Cherwin	212-723-6325

Rating Agency Contacts

Standard & Poor's

Rebecca Neary	(212) 438-3026

Moody's

Angus Hamilton	(212) 553-7989

Summary	values
Number of Loans	1,253
Dollars Outstanding	111,062,201.19
Original Amount	111,353,518.90
Average UPB	88,637.03
Average OPB	88,869.53
Wtd Avg Gross Coupon	8.281
Wtd Avg Orig Term	279
Wtd Avg Stated Remaining Term	276
Wtd Avg Amortized Remaining Term	346
Wtd Avg Orig LTV	84.83
Wtd Avg Comb LTV	86.92
Wtd Avg FICO	649
Wtd Avg PP Term	31.39
Wtd Avg DTI	42.03
Wtd Avg Seas	2.90
Wtd Avg Orig YR	2004

Coupon Distribution	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
5.000 - 5.999	13	3,347,926	3.01	5.805	681	70.80
6.000 - 6.999	155	36,612,566	32.97	6.486	645	74.33
7.000 - 7.999	114	19,930,896	17.95	7.479	620	74.15
8.000 - 8.999	39	3,563,955	3.21	8.545	606	76.03
9.000 - 9.999	382	18,759,369	16.89	9.853	684	98.32
10.000 - 10.999	542	28,419,247	25.59	10.329	653	99.48
11.000 - 11.999	7	390,564	0.35	11.392	636	98.66
12.000 - 12.999	1	37,678	0.03	12.000	624	100.00
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Loan Amt Distribution	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
0.01 - 10,000.00	3	29,760	0.03	9.700	671	96.70
10,000.01 - 20,000.00	50	820,409	0.74	9.875	649	98.31
20,000.01 - 30,000.00	113	2,838,415	2.56	10.068	644	99.61
30,000.01 - 40,000.00	164	5,754,088	5.18	10.142	662	98.63
40,000.01 - 50,000.00	179	8,126,413	7.32	10.086	661	97.60
50,000.01 - 60,000.00	158	8,678,860	7.81	10.139	664	98.69
60,000.01 - 70,000.00	114	7,417,251	6.68	9.999	663	95.55
70,000.01 - 80,000.00	81	6,046,552	5.44	9.712	666	93.45

80,000.01 - 90,000.00	50	4,258,836	3.83	9.923	675	98.01
90,000.01 - 100,000.00	52	4,942,465	4.45	9.513	657	93.05
100,000.01 - 125,000.00	44	4,974,914	4.48	8.694	651	85.31
125,000.01 - 150,000.00	24	3,403,863	3.06	7.579	632	73.14
150,000.01 - 175,000.00	34	5,580,178	5.02	6.974	617	68.87
175,000.01 - 200,000.00	51	9,621,549	8.66	6.931	633	73.96
200,000.01 - 225,000.00	32	6,776,454	6.10	6.911	637	72.34
225,000.01 - 250,000.00	30	7,097,045	6.39	6.738	635	73.29
250,000.01 - 275,000.00	18	4,779,460	4.30	6.665	642	72.83
275,000.01 - 300,000.00	15	4,297,167	3.87	6.673	629	73.37
300,000.01 - 333,700.00	13	4,125,165	3.71	6.624	657	81.71
333,700.01 - 350,000.00	4	1,374,076	1.24	6.870	641	84.14
350,000.01 - 500,000.00	20	7,905,031	7.12	6.390	653	78.31
500,000.01 -1,000,000.00	4	2,214,249	1.99	6.829	645	77.63
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Fix vs Arm	**#**	**Curr UPB**	**% Total**	**CURR RATE WA**	**FICO WA**	**OLTV WA**
fix	1,253	111,062,201	100.00	8.281	649	84.83
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Product Type	**#**	**Curr UPB**	**% Total**	**CURR RATE WA**	**FICO WA**	**OLTV WA**
Fix 1st	319	59,734,226	53.78	6.949	634	73.78
Fix 1st IO	16	4,564,711	4.11	6.628	660	77.68
Fix 1st Ball	2	77,595	0.07	9.934	712	20.00
Fix 2nd	105	3,538,935	3.19	10.089	659	99.76
Fix 2nd Ball	810	43,124,736	38.83	10.149	667	99.78
Fix 2nd Ball IO	1	22,000	0.02	9.700	699	100.00
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Balloon Flag	**#**	**Curr UPB**	**% Total**	**CURR RATE WA**	**FICO WA**	**OLTV WA**
Non-Balloon	440	67,837,871	61.08	7.091	637	75.39
Balloon	813	43,224,330	38.92	10.148	667	99.63
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Origination Year	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
2004	1,253	111,062,201	100.00	8.281	649	84.83
Total:	1,253	111,062,201	100.00	8.281	649	84.83

FICO distribution	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
500 - 549.99	38	6,449,953	5.81	7.517	523	70.43
550 - 574.99	26	4,991,730	4.49	7.007	563	70.64
575 - 599.99	81	8,367,408	7.53	7.750	586	78.89
600 - 619.99	100	8,590,527	7.73	7.920	609	83.59
620 - 649.99	358	26,799,689	24.13	8.803	635	86.65
650 - 679.99	318	26,881,440	24.20	8.522	664	88.84
680 - 699.99	125	10,042,298	9.04	8.376	689	88.11
700 - 749.99	137	12,304,483	11.08	8.105	720	87.37
750 - 799.99	67	6,427,005	5.79	8.156	767	84.82
800+	3	207,667	0.19	9.965	806	100.00
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Original LTV	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
0 - 60.00	58	8,427,919	7.59	7.014	638	47.94
60.01 - 70.00	53	11,690,740	10.53	6.723	607	66.03
70.01 - 80.00	167	30,695,072	27.64	6.969	645	78.00
80.01 - 85.00	25	5,451,774	4.91	6.948	621	84.25
85.01 - 90.00	34	7,563,126	6.81	6.958	651	89.46
90.01 - 95.00	21	1,251,706	1.13	9.055	682	93.99
95.01 - 100.00	893	45,886,943	41.32	10.139	667	99.95
100+	2	94,920	0.09	10.282	640	114.63
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Combined LTV	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
0 - 60.00	52	8,183,960	7.37	6.942	637	48.61
60.01 - 70.00	53	11,690,740	10.53	6.723	607	66.03
70.01 - 80.00	97	19,829,244	17.85	6.816	631	76.85
80.01 - 85.00	22	4,852,279	4.37	6.836	629	84.16
85.01 - 90.00	37	8,345,310	7.51	6.943	653	88.57
90.01 - 95.00	24	1,913,897	1.72	8.610	642	90.40

95.01 - 100.00	966	56,151,851	50.56	9.627	667	96.10
100+	2	94,920	0.09	10.282	640	114.63
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Property Type	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
Single Fam	1,000	92,305,501	83.11	8.222	648	84.10
Detached PUD	137	9,920,948	8.93	8.480	652	86.69
Condo	82	5,403,765	4.87	8.863	658	91.22
2 Units	29	2,579,778	2.32	8.659	667	93.18
3 Units	4	592,415	0.53	7.647	608	75.03
4 Units	1	259,794	0.23	7.175	711	80.00
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Occupancy Type	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
Investment	10	1,376,103	1.24	7.729	662	70.29
Owner Occ	1,242	109,588,196	98.67	8.290	649	85.03
Second Home	1	97,902	0.09	5.990	690	66.22
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Lien Priority	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
First lien	337	64,376,531	57.96	6.930	636	73.99
Second lien	916	46,685,670	42.04	10.144	667	99.78
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Original Term	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
000 - 180	942	49,794,058	44.83	9.963	665	97.58
241 - 360	311	61,268,143	55.17	6.914	636	74.46
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Stated Remaining Term	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
169 - 204	942	49,794,058	44.83	9.963	665	97.58
349 - 360	311	61,268,143	55.17	6.914	636	74.46
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Purpose Type	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
Cash Out Refinance - 2nd	5	295,502	0.27	10.303	653	98.02
Cash Out Refinance	206	42,431,729	38.21	6.834	628	71.94
Purchase - 2nd	886	45,404,793	40.88	10.144	667	99.81
Purchase Home	91	14,097,170	12.69	7.286	665	79.75
Rate and Term Refinance - 2nd	22	919,810	0.83	10.118	648	98.88
Rate and Term Refinance	43	7,913,197	7.13	6.834	629	74.89
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Documentation code	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
Full Documentation	442	52,317,257	47.11	7.457	630	78.93
Limited Documentation	3	1,283,762	1.16	6.661	598	67.80
Stated Income - Self Employed	174	14,432,911	13.00	8.860	656	87.12
Stated Income - Salary	634	43,028,272	38.74	9.137	671	91.73
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Prepay Flag	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
No Prepay Penalty	489	23,760,396	21.39	9.513	651	94.46
Has Prepay Penalty	764	87,301,806	78.61	7.945	648	82.21
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Prepay Code	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
No PP Penalty allowed	489	23,760,396	21.39	9.513	651	94.46

6m int on 12 mo. amt > 20% Obal 1st 36mos	763	87,282,543	78.59	7.945	649	82.20
2% of UPB at time of prepay	1	19,262	0.02	10.290	586	100.00
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Prepay Term	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
000 - 000	489	23,760,396	21.39	9.513	651	94.46
012 - 012	17	988,778	0.89	10.177	650	100.52
024 - 024	465	31,591,392	28.44	9.692	663	95.26
036 - 036	282	54,721,636	49.27	6.897	640	74.34
Total:	1,253	111,062,201	100.00	8.281	649	84.83

IO Flag	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
am	1,236	106,475,491	95.87	8.351	648	85.13
io	17	4,586,711	4.13	6.643	660	77.79
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Debt-to Income Ratio	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
<= 20	13	1,576,419	1.42	7.452	598	71.69
20.01 - 25.00	26	3,432,610	3.09	7.653	661	80.50
25.01 - 30.00	65	7,218,207	6.50	7.640	626	77.65
30.01 - 35.00	118	10,926,849	9.84	7.817	630	79.91
35.01 - 40.00	142	10,301,117	9.28	8.426	659	82.00
40.01 - 45.00	298	25,463,404	22.93	8.294	656	85.81
45.01 - 50.00	552	45,536,247	41.00	8.710	652	89.09
50.01 - 55.00	39	6,607,347	5.95	7.039	649	77.40
Total:	1,253	111,062,201	100.00	8.281	649	84.83

PMI Code	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
No PMI	1,253	111,062,201	100.00	8.281	649	84.83
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Seasoning	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
000 - 006	1,251	110,734,094	99.70	8.284	649	84.85
007 - 012	2	328,107	0.30	7.234	537	76.40
Total:	1,253	111,062,201	100.00	8.281	649	84.83

Conforming-NonConforming Flag	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
Conforming	897	82,261,363	74.07	8.131	645	82.51
Non-Conforming	356	28,800,838	25.93	8.710	660	91.46
Total:	1,253	111,062,201	100.00	8.281	649	84.83

State	#	Curr UPB	% Total	CURR RATE WA	FICO WA	OLTV WA
California	701	79,121,456	71.24	8.033	649	82.79
Texas	200	12,155,469	10.94	8.423	645	86.11
Illinois	190	10,787,439	9.71	9.483	657	94.67
Other	162	8,997,837	8.10	8.826	647	89.21
Total:	1,253	111,062,201	100.00	8.281	649	84.83

FICO & Documentation							
FICO Score	Full DOC	Limited Doc	No Doc	Stated Doc	All Docs	Avg Prin Bal	Current LTV
(50 increment)							
451-500	47.93	NO DATA	NO DATA	52.07	0.16	155,856.22	65.633
501-550	58.38	0.36	NO DATA	41.25	16.09	216,884.45	74.661
551-600	59.02	0.45	NO DATA	40.52	18.99	208,429.91	78.364
601-650	38.43	0.85	NO DATA	60.72	31.42	171,165.64	76.484
651-700	24.63	NO DATA	NO DATA	75.37	22.48	158,174.27	73.699
701-750	24.00	1.52	NO DATA	74.47	7.51	172,613.94	72.994
751-800	13.83	NO DATA	NO DATA	86.17	3.24	171,895.08	69.917
801-850	NO DATA	NO DATA	NO DATA	100.00	0.11	178,708.63	68.011
Total	**40.54**	**0.53**	**NO DATA**	**58.93**	**100.00**	**180,185.87**	**75.42**

LTV & FICO									
Current LTV	FICO 0-450	FICO 451-500	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801-850
(10 increment)									
0.01 - 10.00		NO DATA	NO DATA	NO DATA	0.01	0.01	0.00	NO DATA	NO DATA
10.01 - 20.00		NO DATA	NO DATA	0.30	2.61	2.70	0.91	0.46	0.02
20.01 - 30.00		NO DATA	0.06	NO DATA	0.03	0.01	NO DATA	NO DATA	NO DATA
30.01 - 40.00		0.02	0.06	0.06	0.14	0.10	NO DATA	0.03	NO DATA
40.01 - 50.00		0.02	0.42	0.38	0.12	0.16	0.04	NO DATA	NO DATA
50.01 - 60.00		NO DATA	0.71	0.89	0.64	0.08	0.11	0.17	NO DATA
60.01 - 70.00		0.08	3.54	2.29	1.57	0.83	0.30	0.05	NO DATA
70.01 - 80.00		0.02	7.74	6.69	15.34	13.20	4.74	2.17	0.09
80.01 - 90.00		0.03	3.56	7.67	7.87	4.35	1.19	0.32	NO DATA
90.01 - 100.00		NO DATA	NO DATA	0.71	3.08	1.04	0.23	0.03	NO DATA
Total		**0.163**	**16.092**	**18.988**	**31.417**	**22.478**	**7.514**	**3.24**	**0.107**

Prin Balance & FICO									
Prin Balance	FICO 000-450	FICO 451-500	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801-850
(50,000 increments)									
0 - 50,000		NO DATA	0.04	0.20	1.09	0.99	0.29	0.10	NO DATA
50,001 - 100,000		NO DATA	0.47	0.74	2.44	2.12	0.59	0.34	0.02
100,001 - 200,000		0.16	4.82	4.92	7.48	5.82	1.73	0.68	NO DATA
200,001 - 250,000		NO DATA	3.27	3.52	5.63	3.72	1.20	0.53	NO DATA
250,001 - 300,000		NO DATA	2.78	2.77	4.72	3.65	1.13	0.40	0.09
300,001 - 350,000		NO DATA	1.91	2.51	3.29	2.19	0.74	0.49	NO DATA
350,001 - 400,000		NO DATA	1.21	1.64	3.16	1.80	1.01	0.33	NO DATA
400,001 - 450,000		NO DATA	1.08	1.21	2.03	0.89	0.38	0.07	NO DATA
450,001 - 500,000		NO DATA	0.43	1.22	1.15	0.79	0.28	0.21	NO DATA
500,001 - 550,000		NO DATA	0.08	0.08	0.15	0.16	0.16	NO DATA	NO DATA
550,001 - 600,000		NO DATA	NO DATA	0.17	0.18	0.35	NO DATA	0.08	NO DATA
600,001 - 650,000		NO DATA	NO DATA	NO DATA	0.10	NO DATA	NO DATA	NO DATA	NO DATA
Total		**0.16**	**16.09**	**18.99**	**31.42**	**22.48**	**7.51**	**3.24**	**0.11**

Prepayment Penalty & FICO									
Prepayment Penalty Term	FICO 0-450	FICO 451-499	FICO 500-550	FICO551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801-850
(whatever increments)									
0		0.02	2.41	3.16	7.21	5.67	2.12	0.83	NO DATA
12		NO DATA	0.30	0.59	1.00	0.55	0.26	NO DATA	NO DATA
24		0.14	12.55	13.49	20.43	13.73	3.96	1.90	0.10
36		NO DATA	0.83	1.75	2.77	2.53	1.18	0.51	0.01
Total		**0.16**	**16.09**	**18.99**	**31.42**	**22.48**	**7.51**	**3.24**	**0.11**

Mortg Rates & FICO									
Mortg Rates	FICO 000-450	FICO 451-500	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801-850
(50 bps increment)									
4.501 - 5.000		NO DATA	NO DATA	0.03	NO DATA	0.03	0.06	NO DATA	NO DATA
5.001 - 5.500		NO DATA	NO DATA	0.04	0.69	1.03	0.47	0.45	0.04
5.501 - 6.000		0.02	0.55	1.09	2.77	2.48	1.16	0.48	NO DATA
6.001 - 6.500		NO DATA	1.13	3.25	5.70	5.06	2.14	0.63	NO DATA
6.501 - 7.000		0.07	3.52	5.44	8.58	5.80	1.57	0.76	0.04
7.001 - 7.500		NO DATA	4.08	4.44	5.01	2.99	0.77	0.36	NO DATA
7.501 - 8.000		0.05	3.97	2.66	3.28	1.62	0.37	0.05	NO DATA
8.001 - 8.500		0.02	1.52	0.85	1.37	0.51	0.06	0.06	NO DATA
8.501 - 9.000		NO DATA	0.99	0.77	0.98	0.22	0.03	NO DATA	NO DATA
9.001 - 9.500		NO DATA	0.23	0.07	0.28	0.08	0.01	NO DATA	NO DATA
9.501 - 10.000		NO DATA	0.09	0.09	0.82	0.87	0.70	0.39	0.01
10.001 - 10.500		NO DATA	0.01	0.04	1.63	1.78	0.15	0.06	0.01
10.501 - 11.000		NO DATA	NO DATA	0.20	0.25	0.03	0.02	NO DATA	NO DATA
11.001 - 11.500		NO DATA	NO DATA	NO DATA	0.04	NO DATA	0.01	NO DATA	NO DATA
11.501 - 12.000		NO DATA	NO DATA	0.01	0.01	NO DATA	NO DATA	NO DATA	NO DATA
12.001 - 12.500		NO DATA	0.01	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA
Total		**0.16**	**16.09**	**18.99**	**31.42**	**22.48**	**7.51**	**3.24**	**0.11**

Mortg Rates & LTV									
Mortg Rates	LTV 0 - 60.00	LTV 60.01 - 70.00	LTV 70.01 - 80.00	LTV 80.01 - 85.00	LTV 85.01 - 90.00	LTV 90.01 - 95.00	LTV 95.01 - 100.00	LTV 100+	WA Total FICO
(50 bps increment)									
4.501 - 5.000	NO DATA	NO DATA	0.06	0.06	NO DATA	NO DATA	NO DATA	NO DATA	685
5.001 - 5.500	0.10	0.18	1.73	0.25	0.43	NO DATA	0.02	NO DATA	689
5.501 - 6.000	0.59	1.10	5.22	0.50	1.04	0.06	0.05	NO DATA	648
6.001 - 6.500	1.19	1.49	11.40	1.41	2.28	0.14	NO DATA	NO DATA	640
6.501 - 7.000	0.74	1.77	14.59	3.51	4.34	0.74	0.09	NO DATA	624
7.001 - 7.500	0.84	1.84	8.41	2.48	3.29	0.80	NO DATA	NO DATA	606
7.501 - 8.000	0.44	1.14	5.45	1.37	2.28	1.16	0.15	NO DATA	591
8.001 - 8.500	0.14	0.35	1.87	0.64	0.66	0.68	0.05	NO DATA	588
8.501 - 9.000	0.15	0.56	1.02	0.15	0.27	0.68	0.16	NO DATA	579
9.001 - 9.500	0.05	0.16	0.14	NO DATA	NO DATA	0.20	0.13	NO DATA	592
9.501 - 10.000	0.02	0.09	0.06	NO DATA	0.01	0.06	2.72	NO DATA	679
10.001 - 10.500	0.02	NO DATA	0.03	NO DATA	0.03	0.06	3.52	0.01	656
10.501 - 11.000	0.01	NO DATA	0.01	NO DATA	0.00	0.01	0.47	NO DATA	621
11.001 - 11.500	NO DATA	NO DATA	NO DATA	NO DATA	0.00	0.01	0.03	NO DATA	643
11.501 - 12.000	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	0.02	NO DATA	618
12.001 - 12.500	NO DATA	0.01	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	531
Total	**4.30**	**8.67**	**49.99**	**10.37**	**14.63**	**4.60**	**7.42**	**0.01**	**623**

Deal Name: CMLT 2004-RES1

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	cLTV	Effective LTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% of IO loans	% Cashout
0-$25k	110	2,162,165.10	19,656.05	0.32	9.955	177.53	642	99.50	n/a	40.59	48.18	100.00	64.19	1.02	NO DATA
25.1-$50k	411	15,962,257.52	38,837.61	2.39	10.058	189.14	659	98.42	n/a	42.00	27.57	99.72	77.62	NO DATA	3.66
50.1-75k	369	22,714,206.98	61,556.12	3.40	9.756	212.91	655	95.80	n/a	43.47	24.06	96.40	80.61	1.15	8.94
75.1-100k	252	22,262,711.45	88,344.09	3.33	8.660	277.39	637	91.49	n/a	41.62	37.55	97.70	79.19	1.25	20.12
500-1000k	23	12,565,061.38	546,307.02	1.88	6.924	349.71	639	84.51	n/a	40.98	69.00	95.23	82.70	24.03	38.27
Out of Range	2,545	592,823,161.46	232,936.41	88.68	6.928	355.95	620	86.07	n/a	43.05	41.01	96.97	83.14	21.25	53.42
Aggregate	3,710	668,489,563.89	180,185.87	100.00	7.166	343.80	623	86.89	n/a	42.95	40.54	97.01	82.72	19.38	49.16
FICO															
<600	1,112	235,599,495.89	211,870.05	35.24	7.251	354.77	554	78.25	n/a	42.93	58.68	97.13	84.78	8.14	77.42
601-619	337	62,747,112.25	186,193.21	9.39	7.126	349.33	611	86.18	n/a	43.02	57.22	99.14	86.83	17.26	58.57
620-639	567	97,379,442.49	171,745.05	14.57	7.263	339.28	630	91.18	n/a	42.84	33.00	97.92	79.90	21.58	36.98
640-659	565	88,847,881.03	157,252.89	13.29	7.207	336.74	649	92.49	n/a	43.07	25.82	96.36	80.49	27.71	32.66
>659	1,129	183,915,632.23	162,901.36	27.51	7.001	333.66	700	93.22	n/a	42.95	22.73	95.98	81.26	29.30	24.16
Total	3,710	668,489,563.89	180,185.87	100.00	7.166	343.80	623	86.89	n/a	42.95	40.54	97.01	82.72	19.38	49.16
cLTV															
80-85	268	67,421,720.44	251,573.58	10.09	6.978	356.77	595	84.51	n/a	43.84	53.49	92.45	86.31	14.49	77.98
85.01-90	380	99,575,982.80	262,042.06	14.90	6.971	355.93	624	89.53	n/a	42.80	48.36	99.13	83.78	20.66	67.68
90.01-95	180	37,579,008.47	208,772.27	5.62	7.677	354.70	634	94.75	n/a	43.11	41.82	98.06	85.25	21.39	47.21
95.01-100	1,834	238,838,326.68	130,228.10	35.73	7.326	322.64	666	99.95	n/a	43.66	24.00	100.00	80.11	30.72	2.18
Cash Out	1,411	328,618,061.31	232,897.28	49.16	7.024	355.80	594	78.48	n/a	42.58	53.14	96.77	85.65	12.12	100.00
investment & 2nd hc	110	19,963,668.85	181,487.90	2.99	7.366	357.43	639	77.72	n/a	40.60	46.78	NO DATA	67.32	7.31	53.17
Stated income	1,798	300,974,860.83	167,394.25	45.02	7.359	339.74	642	89.96	n/a	43.57	NO DATA	98.10	83.04	21.80	36.32
Stated income - self	484	92,967,352.72	192,081.31	13.91	7.312	341.85	630	86.98	n/a	42.07	NO DATA	95.55	85.09	24.32	45.37
IO	485	129,541,124.17	267,095.10	19.38	6.700	357.52	656	93.10	n/a	44.40	31.58	98.87	83.45	100.00	30.75
2nd lien	916	46,685,670.36	50,966.89	6.98	10.144	177.27	667	99.78	n/a	43.69	23.12	100.00	79.36	0.05	0.63
CA	2,270	484,533,414.08	213,450.84	72.48	7.019	345.29	620	85.17	n/a	43.32	40.75	97.11	85.67	23.35	55.11

Appendix A

FICO DISTRIBUTION

Note: Cells in red font are calculations

Collateral Cuts for Subprime Pool

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	Avg Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
FICO NA	-	0.00%	> 65.0	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0 – 500	1,090,994	0.16%	> 65.0	653,093	0.10%	155,856	7.096	0.00	500	65.69	41.46	83.65	100.00	47.93	88.12
500.01 – 550	107,574,686	16.09%	> 70.0	75,551,055	11.30%	216,884	7.409	0.00	525	74.68	43.04	92.73	97.44	58.38	83.06
550.01 – 575	49,361,921	7.38%	> 70.0	37,064,016	5.54%	223,357	7.160	0.00	563	77.38	43.34	92.13	98.62	56.65	81.49
575.01 – 600	77,571,895	11.60%	> 70.0	65,700,660	9.83%	199,928	7.090	0.00	588	81.10	42.52	93.47	95.70	60.54	66.87
600.01 – 620	66,242,475	9.91%	> 70.0	58,229,600	8.71%	185,035	7.142	0.00	611	83.18	43.16	95.10	98.67	54.54	57.50
620.01 – 650	143,777,767	21.51%	> 80.0	56,764,860	8.49%	165,452	7.227	0.00	635	83.11	42.93	88.72	97.64	31.01	34.84
650.01 – 680	109,597,171	16.39%	> 80.0	38,598,431	5.77%	159,763	7.132	0.00	664	83.20	42.95	91.23	96.75	24.54	29.25
680.01 – 700	40,668,383	6.08%	> 85.0	14,076,180	2.11%	154,047	7.040	0.00	689	83.38	43.99	89.49	96.13	24.87	29.74
700.01 – 750	50,230,657	7.51%	> 85.0	12,764,000	1.91%	172,614	6.913	0.00	723	82.62	42.22	83.67	95.99	24.00	21.11
750.01 – 800	21,658,781	3.24%	> 85.0	3,481,985	0.52%	171,895	6.923	0.00	767	81.35	42.47	92.19	91.84	13.83	15.15
800 +	714,835	0.11%	> 85.0	142,835	0.02%	178,709	6.786	0.00	809	84.00	40.61	49.66	100.00	O DATA	NO DATA
TOTAL	668,489,564	100.00%		363,026,714	54.31%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01	40.54	49.16

FICO: Average 630 Min: 500 Max: 817

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	Avg Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
<= 20	6,553,572	0.98%	< 550	939,324	0.14%	182,044	6.972	0.00	624	77.81	15.27	95.80	88.29	66.48	47.36
20.001 – 25.00	14,297,083	2.14%	< 550	2,244,196	0.34%	162,467	7.303	0.00	623	79.56	23.07	93.52	91.43	59.92	50.52
25.001 – 30.00	28,776,764	4.30%	< 575	8,090,862	1.21%	164,439	7.084	0.00	620	76.83	27.69	90.14	94.30	50.61	58.46
30.001 – 35.00	54,780,010	8.19%	< 575	15,765,428	2.36%	163,036	7.212	0.00	613	78.75	32.83	91.97	98.15	44.16	57.95
35.001 – 40.00	81,429,425	12.18%	< 600	28,077,390	4.20%	169,999	7.132	0.00	624	79.65	37.83	90.25	96.11	40.26	56.92
40.001 – 45.00	145,947,929	21.83%	< 625	63,257,728	9.46%	174,998	7.213	0.00	627	81.72	42.77	90.01	98.43	35.98	46.46
45.001 – 50.00	285,000,034	42.63%	< 650	179,144,632	26.80%	184,466	7.186	0.00	630	82.80	47.86	91.28	97.11	34.16	41.18
50.001 – 55.00	49,890,299	7.46%	< 675	45,933,234	6.87%	238,710	6.963	0.00	588	76.76	52.44	90.47	96.72	69.93	73.55
55+	1,814,447	0.27%	< 625	1,814,447	0.27%	226,806	6.916	0.00	563	79.78	57.64	100.00	100.00	100.00	83.31
TOTAL	668,489,564	100.00%		345,267,240	51.65%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01	40.54	49.16

DTI: Average 42.95 Min: 4.5 Max: 66

LOAN-TO- VALUE (LTV) DISTIBUTION

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	Avg Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
< 60.00	28,756,895	4.30%	> 50	4,064,305	0.61%	169,158	6.872	0.00	593	50.10	40.08	98.07	96.38	53.04	88.48
60.01 – 70.00	57,981,447	8.67%	> 50	7,240,166	1.08%	217,159	7.043	0.00	576	66.57	40.90	91.77	94.60	51.22	86.55
70.01 – 80.00	334,152,723	49.99%	> 50	24,070,706	3.60%	214,063	6.828	0.00	633	78.88	43.33	89.70	97.06	34.29	34.14
80.01 – 85.00	69,321,078	10.37%	> 50	11,236,831	1.68%	251,163	6.987	0.00	595	84.50	43.97	92.45	92.66	52.71	76.82
85.01 – 90.00	97,816,395	14.63%	> 50	3,969,816	0.59%	260,844	6.974	0.00	624	89.52	42.64	91.05	99.11	48.74	67.22
90.01 – 95.00	30,776,906	4.60%	> 50	284,226	0.04%	207,952	7.832	0.00	634	94.77	43.04	94.26	100.00	43.21	54.38
95.01 - 100.00	49,589,198	7.42%	> 50	838,697	0.13%	54,434	9.973	0.00	665	99.96	43.57	89.84	100.00	28.06	6.36
100+	94,920	0.01%	NO DATA	-	0.00%	47,460	10.282	0.00	640	114.63	48.81	100.00	100.00	53.68	NO DATA
TOTAL	668,489,564	100.00%		51,704,747	7.73%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01	40.54	49.16

LTV: Average 81.01 Min: 12.66 Max: 120

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	484,533,414	72.48%	213,451	7.019	0.00	620	80.01	43.32	91.91	97.11	55.11	40.75
Illinois	99,217,082	14.84%	152,642	7.586	0.00	631	83.51	43.26	80.37	96.73	38.34	36.61
Texas	31,545,629	4.72%	89,364	7.750	0.00	636	83.75	39.07	98.20	95.84	12.62	39.52
Utah	20,400,194	3.05%	107,938	7.362	0.00	636	85.31	40.78	98.15	98.75	32.35	46.47
Colorado	17,744,250	2.65%	124,086	7.243	0.00	628	82.25	42.94	96.83	98.56	32.31	49.62
Nevada	10,927,583	1.63%	168,117	7.340	0.00	622	82.89	40.19	98.70	93.20	50.19	45.93
Missouri	3,403,065	0.51%	97,230	8.027	0.00	633	85.76	39.05	93.66	96.05	41.07	38.79
Oregon	379,842	0.06%	189,921	8.753	0.00	625	87.51	40.19	100.00	100.00	62.53	NO DATA
Indiana	338,504	0.05%	112,835	8.508	0.00	619	94.11	42.50	100.00	100.00	29.53	41.32
NO DATA	NO DATA	0.00%	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA
NO DATA	NO DATA	0.00%	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA
NO DATA	NO DATA	0.00%	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA	NO DATA
TOTAL	668,489,564	100.00%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01	49.16	40.54

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
$0.0 - $50K	18,124,423	2.71%	34,788	10.046	0.00	657	97.55	41.83	87.76	99.76	3.23	30.02
$50.1 – $200K	216,151,678	32.33%	125,597	7.555	0.00	624	80.57	41.70	90.11	95.61	41.94	41.47
$200.1 – $250K	119,548,859	17.88%	224,294	6.871	0.00	619	79.12	42.97	91.18	97.20	51.72	39.41
$250.1 – $300K	103,884,087	15.54%	274,826	6.863	0.00	623	80.03	44.09	91.13	98.19	52.37	35.71
$300.1 – $400K	135,646,262	20.29%	345,156	6.851	0.00	624	82.30	44.33	90.77	97.57	54.43	39.31
$400.1 – $500K	65,069,194	9.73%	445,679	6.797	0.00	617	80.19	43.19	94.54	97.99	67.64	48.01
$500.1 – $600K	9,429,776	1.41%	554,693	6.909	0.00	646	81.14	39.11	88.17	93.65	35.09	76.04
$600.1 – $700K	635,286	0.10%	635,286	6.750	0.00	607	85.00	47.70	100.00	100.00	NO DATA	NO DATA
TOTAL	668,489,564	100.00%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01	49.16	40.54

Principal Balance: Average 180,185.87 **Min:** 9,819.45 **Max:** 635,285.88

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	271,028,260	40.54%	191,269	6.907	0.00	600	80.21	42.65	91.55	96.55	64.43
Stated Doc	3,519,091	0.53%	319,917	6.801	0.00	627	74.44	36.06	100.00	78.42	71.67
Limited Doc	393,942,214	58.93%	172,630	7.348	0.00	639	81.62	43.21	90.45	97.50	38.45
TOTAL	668,489,564	100.00%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01	49.16

Appendix A

PROPERTY TYPE

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family Attached	-	0%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00
Single Family Detached	552,990,540	83%	182,988	7.140	0.00	622	80.87	42.97	97.57	50.90	39.97
PUD Attached	-	0%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00
PUD Detached	54,949,454	8%	165,510	7.213	0.00	625	81.58	42.60	95.94	39.99	49.33
2 – 4 Family	23,265,917	3%	205,893	7.213	0.00	647	81.51	44.05	85.41	44.94	27.98
Condo	37,283,653	6%	153,431	7.451	0.00	630	82.07	42.47	97.59	39.50	43.99
Manufactured	-	0%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00
TOTAL	668,489,564	100%	180,186	7.166	0.00	623	81.01	42.95	97.01	49.16	40.54

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	-	#DIV/0!	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	
Loans >80 LTV w/o MI	-	#DIV/0!	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	
Other	-	#DIV/0!	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	
TOTAL	-	#DIV/0!	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	

LOAN BALANCE

Loan Purpose	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ
Refinance – Cashout	328,618,061	49.16%	232,897	7.024	0.00	594	78.25	42.58	92.34	96.77
Purchase	305,191,340	45.65%	144,503	7.332	0.00	657	84.24	43.40	89.39	97.09
Refinance – Rate Term	34,680,163	5.19%	185,455	7.055	0.00	604	78.80	42.47	91.41	98.69
TOTAL	668,489,564	100.00%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01

COLLATERAL TYPE - FIXED/FLOATING

Product Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Floating	557,427,363	83.39%	226,873	6.944	0.00	618	80.25	43.13	90.72	96.68	51.29	6 Mo LIBOR	6.27
Fixed	111,062,201	16.61%	88,637	8.281	0.00	649	84.83	42.03	92.04	98.67	38.47	NO DATA	NO DATA
TOTAL	668,489,564	100.00%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01	49.16		6.27

Appendix A

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	621,803,894	93.02%	222,550	6.943	0.00	620	79.61	42.89	91.03	96.79	52.80
Second Lien	46,685,670	6.98%	50,967	10.144	0.00	667	99.78	43.69	89.74	100.00	0.63
TOTAL	668,489,564	100.00%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01	49.16

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Primary Residence	648,525,895	97.01%	180,146	7.160	0.00	623	81.13	43.02	91.33	100.00	49.03
Second Home	1,326,583	0.20%	221,097	7.011	0.00	624	78.40	43.97	100.00	NO DATA	41.97
Investment	18,637,085	2.79%	179,203	7.392	0.00	640	77.08	40.35	76.96	NO DATA	53.96
TOTAL	668,489,564	100.00%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01	49.16

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD / PUD	% Owner Occ	% Cashout Refi
0 Months	143,224,765	21.43%	131,520	7.684	0.00	636	84.22	42.95	84.15	96.23	35.41
12 Months	18,071,895	2.70%	210,138	7.139	0.00	622	78.66	42.34	87.10	92.63	56.11
24 Months	443,212,511	66.30%	200,096	7.042	0.00	617	80.91	43.27	92.90	97.30	50.98
36 Months	63,980,392	9.57%	199,939	6.877	0.00	641	75.23	40.91	93.69	98.02	65.36
TOTAL	668,489,564	100.00%	180,186	7.166	0.00	623	81.01	42.95	90.94	97.01	49.16

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Total	668,489,564		0	0	0	0	0.00	0.00	0.00	0.00	0.00

Appendix A

TOP 5 MSA

MSA		%[2]

TOP 5 ORIGINATORS

Originator	%[2]

SERVICERS

Servicer		%[2]

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name: Rebecca Neary			Moody's: Analyst Name: Angus Hamilton		
	Foreclosure Frequency		Cum Losses	Foreclosure Frequency	Loss Severity	Cum Losses
AAA	40.49%	57.12%	23.12%	N/A	N/A	26.50%
AA+	37.07%	51.81%	19.21%	N/A	N/A	
AA	31.17%	49.19%	15.33%	N/A	N/A	20.25%
AA-	29.46%	47.80%	14.08%	N/A	N/A	
A+	27.45%	45.38%	12.46%	N/A	N/A	
A	25.37%	44.01%	11.16%	N/A	N/A	15.25%
A-	24.04%	42.63%	10.25%	N/A	N/A	
BBB+	22.13%	41.79%	9.25%	N/A	N/A	
BBB	20.65%	40.95%	8.46%	N/A	N/A	11.00%
BBB-	18.50%	40.30%	7.46%	N/A	N/A	
BB+	16.09%	39.66%	6.38%	N/A	N/A	
BB	13.68%	39.34%	5.38%	N/A	N/A	7.75%
BB-				N/A	N/A	
B	8.03%	38.37%	3.08%	N/A	N/A	5.50%

Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR

Original Principal Balances of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
333,700.01 - 350,000.00	22	$7,494,520.00	16.06	340,660.00	6.502	95.93	682
350,000.01 - 500,000.00	95	$38,651,252.93	82.83	406,855.29	6.730	92.00	655
500,000.01 -1,000,000.00	1	$520,000.00	1.11	520,000.00	7.270	90.00	608
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Principal Balances of Mortgage Loans as of Cutoff Date
Collateral as of date: Fri, Oct 1, 2004

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
333,700.01 - 350,000.00	22	$7,494,520.00	16.06	340,660.00	6.502	95.93	682
350,000.01 - 500,000.00	95	$38,651,252.93	82.83	406,855.29	6.730	92.00	655
500,000.01 -1,000,000.00	1	$520,000.00	1.11	520,000.00	7.270	90.00	608
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Current Mortgage Rates of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
4.500 - 4.999	1	$425,000.00	0.91	425,000.00	4.800	85.00	736
5.000 - 5.499	4	$1,467,999.96	3.15	366,999.99	5.311	92.66	705
5.500 - 5.999	11	$4,348,200.00	9.32	395,290.91	5.723	88.37	696
6.000 - 6.499	25	$9,679,182.80	20.74	387,167.31	6.259	96.77	664
6.500 - 6.999	43	$17,159,673.44	36.77	399,062.17	6.720	92.83	661
7.000 - 7.499	20	$7,863,908.00	16.85	393,195.40	7.258	91.36	625
7.500 - 7.999	11	$4,585,608.73	9.83	416,873.52	7.648	88.79	648
8.000 - 8.499	1	$395,200.00	0.85	395,200.00	8.330	100.00	648
8.500 - 8.999	1	$370,500.00	0.79	370,500.00	8.650	95.00	605
9.000 - 9.499	1	$370,500.00	0.79	370,500.00	9.125	95.00	610
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Original Term to Maturity of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
241 - 360	118	$46,665,772.93	100	395,472.65	6.700	92.61	659
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Stated Remaining Term to Maturity of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
301 - 360	118	$46,665,772.93	100	395,472.65	6.700	92.61	659
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Seasoning of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
000 - 006	118	$46,665,772.93	100	395,472.65	6.700	92.61	659
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Original Loan-to-Value Ratios of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
55.01 - 60.00	1	$386,000.00	0.83	386,000.00	5.750	55.46	753
60.01 - 65.00	2	$861,250.00	1.85	430,625.00	6.453	65.00	615
65.01 - 70.00	1	$414,961.54	0.89	414,961.54	6.540	67.48	631
70.01 - 75.00	3	$1,370,000.00	2.94	456,666.67	6.452	73.48	604
75.01 - 80.00	71	$27,118,882.90	58.11	381,956.10	6.649	97.30	671
80.01 - 85.00	13	$5,164,950.00	11.07	397,303.85	6.612	86.06	637
85.01 - 90.00	21	$8,999,828.49	19.29	428,563.26	6.738	89.67	652
90.01 - 95.00	5	$1,939,900.00	4.16	387,980.00	7.917	95.00	622
95.01 - 100.00	1	$410,000.00	0.88	410,000.00	6.990	100.00	680
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Combined Loan-to-Value Ratios of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
55.01 - 60.00	1	$386,000.00	0.83	386,000.00	5.750	55.46	753
60.01 - 65.00	2	$861,250.00	1.85	430,625.00	6.453	65.00	615
65.01 - 70.00	1	$414,961.54	0.89	414,961.54	6.540	67.48	631
70.01 - 75.00	3	$1,370,000.00	2.94	456,666.67	6.452	73.48	604
75.01 - 80.00	8	$3,187,498.90	6.83	398,437.36	7.205	79.56	605
80.01 - 85.00	12	$4,719,950.00	10.11	393,329.17	6.637	84.74	633
85.01 - 90.00	22	$9,519,828.49	20.4	432,719.48	6.767	89.68	649
90.01 - 95.00	6	$2,283,900.00	4.89	380,650.00	7.515	95.00	647
95.01 - 100.00	63	$23,922,384.00	51.26	379,720.38	6.581	99.96	679
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Owner Occupancy of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Investment	1	$420,000.00	0.9	420,000.00	7.630	80.00	734
Owner Occ	117	$46,245,772.93	99.1	395,263.02	6.691	92.72	658
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Property Type of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
2 Units	1	$360,000.00	0.77	360,000.00	6.500	100.00	748
3 Units	1	$454,500.00	0.97	454,500.00	7.700	90.00	729
Condo	4	$1,499,973.00	3.21	374,993.25	7.094	96.47	666
Detached PUD	11	$4,442,558.00	9.52	403,868.91	6.846	90.60	659
Single Fam	101	$39,908,741.93	85.52	395,136.06	6.659	92.65	657
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Loan Purpose of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Cash Out Refinance	37	$14,945,948.69	32.03	403,944.56	6.793	83.85	626
Purchase Home	76	$29,882,844.44	64.04	393,195.32	6.693	97.05	676
Rate and Term Refinance	5	$1,836,979.80	3.94	367,395.96	6.048	91.66	644
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Document Type of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Full Documentation	40	$16,681,493.20	35.75	417,037.33	6.484	90.79	633
Limited Documentation	1	$420,000.00	0.9	420,000.00	7.630	80.00	734
Stated Income - Salary	57	$21,837,461.00	46.8	383,113.35	6.867	94.37	669
Stated Income - Self Employed	20	$7,726,818.73	16.56	386,340.94	6.643	92.23	679
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Product Type of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Arm 1st 2-28 IO	113	$44,749,474.03	95.89	396,013.04	6.708	92.80	657
Arm 1st 3-27 IO	2	$742,600.00	1.59	371,300.00	6.887	94.55	756
Fix 1st IO	3	$1,173,698.90	2.52	391,232.97	6.285	84.06	656
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Index Type of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
6 Mo Libor	115	$45,492,074.03	97.48	395,583.25	6.710	92.83	659
Fixed Rate -no Index	3	$1,173,698.90	2.52	391,232.97	6.285	84.06	656
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Arm Type of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

ARM Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
2/28 Arm	113	$44,749,474.03	95.89	396,013.04	6.708	92.80	657
3/27 Arm	2	$742,600.00	1.59	371,300.00	6.887	94.55	756
Fixed Rate	3	$1,173,698.90	2.52	391,232.97	6.285	84.06	656
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Geographical Distribution of Mortgages Loans
Collateral as of date: Fri, Oct 1, 2004

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
California	113	$44,649,874.20	95.68	395,131.63	6.682	92.77	659
Colorado	2	$803,600.00	1.72	401,800.00	6.872	90.67	657
Illinois	1	$395,200.00	0.85	395,200.00	8.330	100.00	648
Nevada	1	$412,098.73	0.88	412,098.73	7.600	90.00	644
Texas	1	$405,000.00	0.87	405,000.00	5.850	73.64	645
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

IO Loans
Collateral as of date: Fri, Oct 1, 2004

IO Loans	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Io	118	$46,665,772.93	100	395,472.65	6.700	92.61	659
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

MI Covered Loans
Collateral as of date: Fri, Oct 1, 2004

MI Covered Loans	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
No PMI	118	$46,665,772.93	100	395,472.65	6.700	92.61	659
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Prepay Penalty for Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Has Prepay Penalty	99	$39,180,524.93	83.96	395,762.88	6.592	92.91	656
No Prepay Penalty	19	$7,485,248.00	16.04	393,960.42	7.262	91.02	673
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Prepay Term for Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	19	$7,485,248.00	16.04	393,960.42	7.262	91.02	673
12	5	$2,112,100.00	4.53	422,420.00	7.203	87.66	637
24	90	$35,557,126.03	76.2	395,079.18	6.552	93.26	655
36	4	$1,511,298.90	3.24	377,824.73	6.698	92.01	708
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Prepay Code for Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Prepay Code	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
6m int on 12 mo. amt > 20% Obal 1st 36mos	99	$39,180,524.93	83.96	395,762.88	6.592	92.91	656
No PP Penalty allowed	19	$7,485,248.00	16.04	393,960.42	7.262	91.02	673
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Fico Scores of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
551 - 575	8	$3,217,000.00	6.89	402,125.00	7.139	82.55	569
576 - 600	10	$4,403,000.00	9.44	440,300.00	6.941	82.63	594
601 - 625	12	$4,761,948.90	10.2	396,829.08	7.154	92.01	613
626 - 650	29	$11,372,493.27	24.37	392,154.94	6.777	93.32	638
651 - 675	17	$6,880,642.76	14.74	404,743.69	6.559	95.72	660
676 - 700	13	$5,060,650.00	10.84	389,280.77	6.559	97.44	683
701 - 725	7	$2,593,600.00	5.56	370,514.29	6.167	96.65	710
726 - 750	12	$4,852,838.00	10.4	404,403.17	6.657	94.15	736
751 - 775	7	$2,498,000.00	5.35	356,857.14	5.990	93.12	758
776 - 800	3	$1,025,600.00	2.2	341,866.67	6.245	98.32	785
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Debt to Income of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Debt to Income	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0.01 - 25.00	2	$838,000.00	1.8	419,000.00	6.270	94.20	653
25.01 - 30.00	4	$1,528,023.00	3.27	382,005.75	6.564	92.62	662
30.01 - 35.00	6	$2,407,950.00	5.16	401,325.00	7.101	89.36	656
35.01 - 40.00	12	$4,699,248.69	10.07	391,604.06	6.658	91.18	649
40.01 - 45.00	26	$10,477,444.54	22.45	402,978.64	6.756	91.06	664
45.01 - 50.00	60	$23,357,107.80	50.05	389,285.13	6.642	94.41	666
50.01 - 55.00	8	$3,357,998.90	7.2	419,749.86	6.868	88.82	602
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Risk Grade of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Risk Grade	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
A1	107	$41,898,962.49	89.79	391,579.09	6.686	94.04	664
A2	5	$2,081,460.44	4.46	416,292.09	6.888	79.62	614
B1	6	$2,685,350.00	5.75	447,558.33	6.772	80.35	601
Total:	118	$46,665,772.93	100	395,472.65	6.700	92.61	659

Margins of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
6.000 - 6.499	109	$42,834,724.03	94.16	392,979.12	6.693	93.51	663
6.500 - 6.999	5	$2,280,350.00	5.01	456,070.00	6.936	81.54	593
7.000 - 7.499	1	$377,000.00	0.83	377,000.00	7.280	83.78	609
Total:	115	$45,492,074.03	100	395,583.25	6.710	92.83	659

NOTE: 3 Mortgage Loans are Fixed Rate

Next Rate Change Dates of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
6/1/2006	8	$3,295,399.96	7.24	411,925.00	5.988	89.38	689
7/1/2006	38	$14,949,500.07	32.86	393,407.90	6.538	92.19	651
8/1/2006	63	$24,909,924.00	54.76	395,395.62	6.864	93.42	656
9/1/2006	4	$1,594,650.00	3.51	398,662.50	7.345	95.92	670
8/1/2007	2	$742,600.00	1.63	371,300.00	6.887	94.55	756
Total:	115	$45,492,074.03	100	395,583.25	6.710	92.83	659

NOTE: 3 Mortgage Loans are Fixed Rate

Maximum Mortgage Rates of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
11.500 - 11.999	1	$425,000.00	0.93	425,000.00	4.800	85.00	736
12.000 - 12.499	4	$1,467,999.96	3.23	366,999.99	5.311	92.66	705
12.500 - 12.999	10	$3,943,200.00	8.67	394,320.00	5.710	89.88	701
13.000 - 13.499	24	$9,311,982.80	20.47	387,999.28	6.254	96.65	662
13.500 - 13.999	42	$16,758,174.54	36.84	399,004.16	6.723	93.14	662
14.000 - 14.499	20	$7,863,908.00	17.29	393,195.40	7.258	91.36	625
14.500 - 14.999	11	$4,585,608.73	10.08	416,873.52	7.648	88.79	648
15.000 - 15.499	1	$395,200.00	0.87	395,200.00	8.330	100.00	648
15.500 - 15.999	1	$370,500.00	0.81	370,500.00	8.650	95.00	605
16.000 - 16.499	1	$370,500.00	0.81	370,500.00	9.125	95.00	610
Total:	115	$45,492,074.03	100	395,583.25	6.710	92.83	659

NOTE: 3 Mortgage Loans are Fixed Rate

Minimum Mortgage Rates of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
4.500 - 4.999	1	$425,000.00	0.93	425,000.00	4.800	85.00	736
5.000 - 5.499	4	$1,467,999.96	3.23	366,999.99	5.311	92.66	705
5.500 - 5.999	10	$3,943,200.00	8.67	394,320.00	5.710	89.88	701
6.000 - 6.499	24	$9,311,982.80	20.47	387,999.28	6.254	96.65	662
6.500 - 6.999	42	$16,758,174.54	36.84	399,004.16	6.723	93.14	662
7.000 - 7.499	20	$7,863,908.00	17.29	393,195.40	7.258	91.36	625
7.500 - 7.999	11	$4,585,608.73	10.08	416,873.52	7.648	88.79	648
8.000 - 8.499	1	$395,200.00	0.87	395,200.00	8.330	100.00	648
8.500 - 8.999	1	$370,500.00	0.81	370,500.00	8.650	95.00	605
9.000 - 9.499	1	$370,500.00	0.81	370,500.00	9.125	95.00	610
Total:	115	$45,492,074.03	100	395,583.25	6.710	92.83	659

NOTE: 3 Mortgage Loans are Fixed Rate

Initial Periodic Rate Caps of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1.5	115	$45,492,074.03	100	395,583.25	6.710	92.83	659
Total:	115	$45,492,074.03	100	395,583.25	6.710	92.83	659

NOTE: 3 Mortgage Loans are Fixed Rate

Subsequent Periodic Rate Caps of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1	115	$45,492,074.03	100	395,583.25	6.710	92.83	659
Total:	115	$45,492,074.03	100	395,583.25	6.710	92.83	659

NOTE: 3 Mortgage Loans are Fixed Rate

CMLT 2004-RES1

Fico Scores of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date
551 - 575	20	$6,450,500.00
576 - 600	46	$12,734,059.72
601 - 625	59	$15,234,359.90
626 - 650	113	$30,527,119.56
651 - 675	102	$25,750,808.34
676 - 700	54	$14,474,627.77
701 - 725	33	$8,431,108.95
726 - 750	35	$9,543,639.93
751 - 775	15	$4,199,200.00
776 - 800	6	$1,623,700.00
801 - 825	2	$572,000.00
Total:	485	$129,541,124.17

Debt to Income of Mortgage Loans Collateral as of date: Fri, Oct 1, 2004

Debt to Income	Number of Loans	Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	11	$2,816,850.00
25.01 - 30.00	14	$3,739,930.79
30.01 - 35.00	19	$5,167,652.00
35.01 - 40.00	47	$11,932,754.88
40.01 - 45.00	118	$30,476,228.54
45.01 - 50.00	249	$67,368,506.73
50.01 - 55.00	27	$8,039,201.23
Total:	485	$129,541,124.17

	AVG	WA	WA	WA	IO
% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	COMBLTV	FICO	% of
4.98	322,525.00	6.995	81.24	568	100
9.83	276,827.39	6.886	84.26	590	100
11.76	258,209.49	7.065	91.11	615	100
23.57	270,151.50	6.755	94.49	639	100
19.88	252,458.91	6.621	95.75	662	100
11.17	268,048.66	6.536	97.26	685	100
6.51	255,488.15	6.396	95.06	710	100
7.37	272,675.43	6.552	96.28	737	100
3.24	279,946.67	6.165	91.70	760	100
1.25	270,616.67	6.404	94.89	787	100
0.44	286,000.00	5.995	100.00	809	100
100.00	267,095.10	6.700	93.10	656	100

	AVG	WA	WA	WA	IO
% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	COMBLTV	FICO	% of
2.17	256,077.27	6.720	89.36	646	100
2.89	267,137.91	6.696	91.93	640	100
3.99	271,981.68	7.012	89.26	677	100
9.21	253,888.40	6.550	88.97	656	100
23.53	258,273.12	6.753	93.33	659	100
52.01	270,556.25	6.686	94.83	659	100
6.21	297,748.19	6.630	88.11	612	100
100.00	267,095.10	6.700	93.10	656	100

rheinemann

IOall.xls
10/12/04 12:39 PM

CMLT 2004-RES1

Fico Scores of Mortgage Loans
Collateral as of date: Fri, Oct 1, 2004

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date
551 - 575	20	$6,450,500.00
576 - 600	46	$12,734,059.72
601 - 625	59	$15,234,359.90
626 - 650	113	$30,527,119.56
651 - 675	102	$25,750,808.34
676 - 700	54	$14,474,627.77
701 - 725	33	$8,431,108.95
726 - 750	35	$9,543,639.93
751 - 775	15	$4,199,200.00
776 - 800	6	$1,623,700.00
801 - 825	2	$572,000.00
Total:	485	$129,541,124.17

Debt to Income of Mortgage Loans Collateral as of date: Fri, Oct 1, 2004

Debt to Income	Number of Loans	Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	11	$2,816,850.00
25.01 - 30.00	14	$3,739,930.79
30.01 - 35.00	19	$5,167,652.00
35.01 - 40.00	47	$11,932,754.88
40.01 - 45.00	118	$30,476,228.54
45.01 - 50.00	249	$67,368,506.73
50.01 - 55.00	27	$8,039,201.23
Total:	485	$129,541,124.17

	AVG	WA	WA	WA	IO
% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	COMBLTV	FICO	% of
4.98	322,525.00	6.995	81.24	568	100
9.83	276,827.39	6.886	84.26	590	100
11.76	258,209.49	7.065	91.11	615	100
23.57	270,151.50	6.755	94.49	639	100
19.88	252,458.91	6.621	95.75	662	100
11.17	268,048.66	6.536	97.26	685	100
6.51	255,488.15	6.396	95.06	710	100
7.37	272,675.43	6.552	96.28	737	100
3.24	279,946.67	6.165	91.70	760	100
1.25	270,616.67	6.404	94.89	787	100
0.44	286,000.00	5.995	100.00	809	100
100.00	267,095.10	6.700	93.10	656	100

	AVG	WA	WA	WA	IO
% of Aggregate Principal Balance as of Cut-off Date	CURRENT BALANCE	GROSS CPN	COMBLTV	FICO	% of
2.17	256,077.27	6.720	89.36	646	100
2.89	267,137.91	6.696	91.93	640	100
3.99	271,981.68	7.012	89.26	677	100
9.21	253,888.40	6.550	88.97	656	100
23.53	258,273.12	6.753	93.33	659	100
52.01	270,556.25	6.686	94.83	659	100
6.21	297,748.19	6.630	88.11	612	100
100.00	267,095.10	6.700	93.10	656	100

fico

	Count	Balance	% of Balance	Gross Rate	Gross Margin	Gross Lifecap	Gross Lifefloor	Master & Sub Serv Fees	Sched Rem Term	Rem Amort	Orig Term	Initial Cap	Periodic Cap	Month to Next Adj	Provided LTV	Known FICOs	Avg Balance	LTV>80w/MI
493 - 500	7	$1,090,993.57	0.16	7.096	6.386	13.096	7.096	NO DATA	356	356	360	1.000	1.000	20	65.72	500	$155,856.22	0.00
501 - 510	96	$19,882,047.63	2.97	7.492	6.536	13.491	7.491	NO DATA	356	356	360	1.000	1.000	19	74.33	506	$207,104.66	0.00
511 - 520	114	$24,987,205.82	3.74	7.402	6.649	13.403	7.403	NO DATA	355	355	359	1.000	1.000	19	73.15	515	$219,186.02	0.00
521 - 530	93	$20,556,854.53	3.08	7.408	6.637	13.391	7.391	NO DATA	357	357	360	1.000	1.000	19	75.03	525	$221,041.45	0.00
531 - 540	115	$25,251,167.05	3.78	7.353	6.531	13.342	7.342	NO DATA	356	356	360	1.000	1.000	19	75.55	536	$219,575.37	0.00
541 - 550	78	$16,897,410.86	2.53	7.407	6.545	13.396	7.396	NO DATA	357	357	360	1.000	1.000	20	77.59	546	$216,633.47	0.00
551 - 560	86	$19,386,476.03	2.90	7.233	6.418	13.351	7.258	NO DATA	357	357	359	1.046	1.000	20	78.38	556	$225,424.14	0.00
561 - 570	89	$20,328,555.02	3.04	7.051	6.408	13.163	7.088	NO DATA	356	356	359	1.038	1.000	19	75.99	565	$228,410.73	0.00
571 - 580	111	$23,145,403.08	3.46	7.108	6.341	13.273	7.059	NO DATA	355	357	358	1.107	1.000	20	80.17	576	$208,517.14	0.00
581 - 590	174	$32,025,169.60	4.79	7.166	6.290	13.210	7.054	NO DATA	350	355	353	1.078	1.000	19	83.09	586	$184,052.70	0.00
591 - 600	149	$32,048,212.70	4.79	7.048	6.252	13.218	6.986	NO DATA	352	356	355	1.116	1.000	20	84.78	596	$215,088.68	0.00
601 - 610	172	$30,989,080.21	4.64	7.182	6.263	13.263	7.094	NO DATA	350	357	353	1.084	1.000	19	85.92	606	$180,169.07	0.00
611 - 620	186	$35,253,394.68	5.27	7.107	6.172	13.145	6.942	NO DATA	348	355	350	1.102	1.000	19	87.16	616	$189,534.38	0.00
621 - 630	259	$45,382,403.86	6.79	7.196	6.182	13.109	6.880	NO DATA	339	355	342	1.115	1.000	18	89.95	625	$175,221.64	0.00
631 - 640	311	$51,969,334.00	7.77	7.304	6.163	13.221	6.939	NO DATA	339	356	342	1.141	1.000	17	92.10	635	$167,103.97	0.00
641 - 650	299	$46,426,029.26	6.94	7.172	6.140	13.120	6.761	NO DATA	336	355	339	1.180	1.000	17	92.89	645	$155,271.00	0.00
651 - 660	265	$42,599,294.83	6.37	7.263	6.159	13.204	6.867	NO DATA	337	355	339	1.169	1.000	17	92.38	656	$160,752.06	0.00
661 - 670	237	$36,891,156.66	5.52	7.045	6.131	12.946	6.582	NO DATA	334	354	337	1.182	1.000	16	92.40	665	$155,658.89	0.00
671 - 680	184	$30,106,719.02	4.50	7.053	6.132	12.912	6.557	NO DATA	332	352	334	1.178	1.000	16	93.92	676	$163,623.47	0.00
681 - 690	150	$24,117,356.29	3.61	6.979	6.135	12.935	6.557	NO DATA	337	357	339	1.189	1.000	16	92.14	685	$160,782.38	0.00
691 - 700	114	$16,551,026.69	2.48	7.129	6.152	12.900	6.702	NO DATA	335	354	337	1.099	1.000	17	94.58	695	$145,184.44	0.00
701 - 710	81	$14,187,184.14	2.12	6.952	6.116	13.090	6.645	NO DATA	336	355	339	1.223	1.000	16	91.70	705	$175,150.42	0.00
711 - 720	62	$9,805,282.54	1.47	6.941	6.144	12.829	6.500	NO DATA	334	356	337	1.164	1.000	16	93.37	714	$158,149.72	0.00
721 - 730	52	$9,113,934.36	1.36	6.833	5.799	12.891	6.421	NO DATA	334	355	337	1.235	1.000	17	93.11	726	$175,267.97	0.00
731 - 740	56	$9,738,576.63	1.46	6.890	6.122	13.147	6.487	NO DATA	334	355	337	1.330	1.000	17	94.27	735	$173,903.15	0.00
741 - 750	40	$7,385,679.78	1.10	6.930	6.125	12.948	6.556	NO DATA	333	352	336	1.196	1.000	19	94.52	745	$184,641.99	0.00
751 - 760	42	$7,557,315.95	1.13	6.761	6.135	12.716	6.249	NO DATA	329	350	332	1.234	1.000	15	93.30	754	$179,936.09	0.00
761 - 770	34	$5,230,601.15	0.78	7.209	6.125	12.961	6.807	NO DATA	333	356	336	1.077	1.000	15	91.62	765	$153,841.21	0.00
771 - 780	25	$4,547,865.80	0.68	6.666	6.125	12.177	5.915	NO DATA	326	357	329	1.131	1.000	16	96.03	774	$181,914.63	0.00
781 - 790	18	$3,259,397.47	0.49	6.972	6.125	12.985	6.452	NO DATA	332	357	335	1.267	1.000	14	93.03	784	$181,077.64	0.00
791 - 800	7	$1,063,600.18	0.16	7.612	6.125	13.729	7.343	NO DATA	339	357	342	1.193	1.000	19	91.34	796	$151,942.88	0.00
801 - 810	2	$359,865.12	0.05	6.157	6.125	12.250	5.250	NO DATA	320	356	324	1.500	1.000	16	100.00	801	$179,932.56	0.00
811 +	2	$354,969.38	0.05	7.424	6.125	13.750	6.750	NO DATA	323	359	324	1.500	1.000	18	100.00	817	$177,484.69	0.00
Totals	3,710	$668,489,563.89	100.00	7.166	6.266	13.168	6.944	NO DATA	344	355	347	1.112	1.000	18	86.89	623	$180,185.87	0.00

		% of pool	average LTV	LTV above 80%	LTV above 90%	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%
A	FICO below 600	9.21	81.67	52.58	8.71	60.69	95.77	7.117	6.08	1.80	17.70	42.37	45.28
	FICO below 580	6.85	77.69	38.14	2.86	54.30	97.59	7.0885	4.15	1.26	15.05	43.06	52.87
	FICO below 560	18.81	74.95	24.70	NO DATA	59.53	97.56	7.3827	3.10	0.43	0.72	43.10	50.03

		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV above 80%	LTV above 90%
B	LTV above 85%	14.63	89.52	35.34	13.64	48.74	99.11	6.9736	0.73	2.75	20.20	42.64	48.65	100.00	NO DATA
	LTV above 90%	4.60	94.77	15.51	1.87	43.21	100.00	7.8318	5.67	1.85	20.94	43.04	48.32	100.00	100
	LTV above 95%	7.43	39.98	3.82	NO DATA	28.11	100.00	9.9735	87.78	NO DATA	0.87	43.58	53.27	100.00	100

		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV above 80%	LTV above 90%
C	DTI > 40%	22.09	81.66	32.07	20.23	36.16	98.45	7.2118	9.95	1.81	20.84	42.74	NO DATA	37.59	14.0012
	DTI > 45%	42.63	82.80	29.47	19.50	34.16	97.11	7.1862	10.08	1.20	23.64	47.86	100.00	39.37	14.1114
	DTI > 50%	7.73	76.87	59.94	43.12	70.98	96.84	6.9612	2.32	2.17	15.53	52.62	100.00	31.58	2.1718

		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV > 80%	LTV > 90%
D	Non Owner Occupied	2.79	77.08	34.01	17.15	48.30	NO DATA	7.3916	6.48	3.22	7.83	40.35	48.49	29.77	NO DATA
	Stated Docs - Salary	45.02	82.03	22.78	15.89	NO DATA	98.10	7.3591	11.42	0.57	21.80	43.57	53.73	35.16	14.2839
	Stated Docs - Self-Employed	13.91	80.30	28.46	18.91	NO DATA	95.55	7.3123	10.07	0.64	24.32	42.07	42.12	32.21	10.9748
	Loans below 100k	9.42	92.23	15.14	8.37	30.58	97.82	9.4549	100.00	NO DATA	0.73	42.35	47.90	74.94	71.9929
	IO Loans	19.38	31.55	14.43	4.32	31.58	98.87	6.6997	0.36	0.40	100.00	44.40	58.21	28.44	5.3081

E When do IOs reset

Months to next reset	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
0	3225	538,948,440	80.62	7.278	341	80.89	615
20	46	11,406,288	1.71	6.183	356	81.91	679
21	143	38,722,575	5.79	6.562	357	80.62	655
22	261	70,455,056	10.54	6.847	358	82.05	652
23	21	5,631,218	0.84	6.777	359	81.20	649
32	2	452,612	0.07	6.324	356	80.00	689
33	5	1,071,635	0.16	7.143	357	79.14	645
34	7	1,801,740	0.27	6.764	358	82.61	689
Total:	3710	668,489,564	100.00	7.166	344	81.01	623

G Summary of pool per grades

Credit Grade	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
AA	2,924	500,110,763	74.81	7.087	340	82.86	643
A-	303	63,425,558	9.49	7.187	353	79.72	581
A+	203	45,467,055	6.80	7.073	356	75.15	560
B	169	34,830,116	5.21	7.705	357	71.50	551
C	102	23,198,818	3.47	8.052	357	71.74	550
C-	9	1,457,252	0.22	9.329	357	61.80	557
Total:	**3,710**	**668,489,564**	**100.00**	**7.166**	**344**	**81.01**	**623**

H What are top 10 cities and average strats for each

Top 10 Cities of Overall Pool	Loans	Balance ($)	Balance	Rate (%)	(months)	LTV	Score
Chicago IL	263	44,108,099	6.60	7.481	342	82.22	636
Los Angeles CA	159	33,819,839	5.06	6.861	342	77.92	623
Sacramento CA	131	22,201,986	3.32	7.057	342	81.53	629
Long Beach CA	38	9,279,555	1.39	6.943	349	81.34	631
Moreno Valley, CA	48	8,879,559	1.33	6.942	349	80.45	612
Riverside CA	47	8,845,107	1.32	7.184	341	81.52	618
Corona, CA	31	8,565,419	1.28	6.980	343	81.50	633

Stockton, CA	49	8,478,607	1.27	7.122	346	81.88	608
Modesto, CA	56	8,237,956	1.23	7.235	340	84.02	616
San Jose, CA	23	7,532,969	1.13	6.912	346	82.11	627
Other	2,865	508,540,468	76.07	7.178	344	81.00	622
Total:	**3,710**	**668,489,564**	**100.00**	**7.166**	**344**	**81.01**	**623**

What % of pool are LTV above 90% and stated doc, IO, FICO below 600 or NOO?

LTV > 90	Loans	Balance ($)	% of Balance	Rate (%)	% stated Doctype	% IO Loans	% non-owner Occupied	% Fico Less Than 600
LTV > 90	1061	80,461,025	12.04	9.154	66.11	8.55	NO DATA	8.29

What is max LTv for stated income and minimum FICO for stated income?	**120 max ltv**	**500 min fico**

What is min FICO for loans above 90% LTV	**504**

Seasoning history - any over 3m?	**yes**	**170,171,138.30**